FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

November 16, 2015

SUPPLEMENT TO LISTING PROSPECTUS

This document is a supplement to the listing prospectus (the “Listing Prospectus”) of Nokia Oyj (“Nokia” or the “Company”), approved by the Finnish Financial Supervisory Authority on October 23, 2015. The journal number of the Finnish Financial Supervisory Authority’s decision of approval is FIVA 85/02.05.04/2015. The Finnish Financial Supervisory Authority has on November 16, 2015 approved this supplement with the journal number FIVA 101/02.05.04/2015. A certificate of approval of this supplement, with a copy of this supplement and a French language translation of the summary of the Listing Prospectus as amended through this supplement, will be, in accordance with the Prospectus Directive (2003/71/EC), notified to the French stock market authority (Autorité des marchés financiers, or “AMF”).

The definitions used in this supplement have the same meaning as in the Listing Prospectus, unless otherwise stated. This supplement constitutes a part of the Listing Prospectus and should be read together therewith.

This supplement is prepared due to the announcements and developments that have taken place after the approval of the Listing Prospectus on October 23, 2015, most important of which are listed hereunder.

•	On October 28, 2015, Nokia and Alcatel Lucent entered into an amendment agreement of the Memorandum of Understanding and agreed, among other things, on certain changes to the treatment of the Alcatel Lucent Stock Options and Alcatel Lucent Performance Shares.

•	On October 29, 2015, Nokia and Alcatel Lucent announced their respective results for the nine month period ended September 30, 2015.

•	On October 29, 2015, Nokia announced a EUR 7 billion program to optimize its capital structure and accelerated the EUR 900 million synergy target for the Alcatel Lucent transaction.

•	On October 29, 2015, Nokia filed the preliminary draft of the French Offer Document with the AMF and Alcatel Lucent filed its French response document on the same date (containing, inter alia, the Alcatel Lucent Board Recommendation issued on October 28, 2015 and the final conversion/exchange ratios for the OCEANEs). On November 12, 2015, the AMF approved the French Offer and granted its visa on the French Offer Document, as well as on the Alcatel Lucent French response document.

•	On November 11, 2015, Nokia announced the conversion of the EUR 750 million Convertible Bond into Nokia Shares.

Consequently, the information contained in the Listing Prospectus is updated in the manner set out in this supplement.

The unaudited interim report of Nokia for the nine months ended on September 30, 2015 as well as Alcatel Lucent’s unaudited interim condensed consolidated financial statements at September 30, 2015 and related press release concerning Alcatel Lucent’s results for the period ended September 30, 2015 (“Alcatel Lucent Q3 Interim Report”) are hereby incorporated by reference into the Listing Prospectus.

LIST OF SCHEDULES

Schedule 1	Capitalization and Indebtedness of Nokia

Schedule 2	Selected Financial Information

Schedule 3	Operating and Financial Review and Prospects—Nokia—Prospects

Schedule 4	Amendment agreement of the Memorandum of Understanding, dated October 28, 2015

Schedule 5	Financial analysis of the Exchange Offer

Schedule 6	The independent auditor’s assurance report on the profit forecast

SUPPLEMENTS TO THE LISTING PROSPECTUS

Supplements to the cautionary statements

The Listing Prospectus, as supplemented from time to time, and in particular the section “Cautionary Statement Regarding Forward-Looking Statements”, contain forward-looking statements which should be read in conjunction with the other cautionary statements that are included elsewhere, including the section “Risk Factors” of the Listing Prospectus, Nokia Annual Report, Alcatel Lucent Annual Report, Nokia Interim Report, the unaudited interim report of Nokia for the nine months ended on September 30, 2015, Alcatel Lucent Interim Report, Alcatel Lucent Q3 Interim Report and any other documents that Nokia or Alcatel Lucent have released through their respective stock exchanges. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Nokia will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Nokia or Nokia’s business or operations. Except as required by law, Nokia undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Shareholders and potential investors should note that all of the information concerning Alcatel Lucent presented in the Listing Prospectus, as supplemented from time to time, and in particular in Annex A, is solely based on publicly available information of Alcatel Lucent included in Alcatel Lucent Annual Report and Alcatel Lucent Interim Report Alcatel Lucent has filed with the SEC, as well as the Alcatel Lucent Q3 Interim Report. Nokia confirms that this information has been accurately reproduced and that as far as Nokia is aware and is able to ascertain from information published by Alcatel Lucent, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Supplements to the cover page of the Listing Prospectus

The fifth paragraph of the cover page of the Listing Prospectus is amended to read as set out below.

Certain risks related to Nokia, Alcatel Lucent and the Exchange Offer are described in the section “Risk Factors” below beginning on page 86.

Supplements to the section “Summary”

Elements B.7 and B.9 of the summary are replaced in their entirety with the following information to reflect the respective financial information of Nokia and Alcatel Lucent for the nine months ended September 30, 2015. Elements C.6 and E.6 are also replaced in their entirety with the following information. Certain other Elements of the summary are also supplemented with new information by adding the paragraphs set out below.

B.7	Selected historical key financial information

Nokia

The following tables set forth selected consolidated financial information for Nokia. This information is qualified by reference to, and should be read in conjunction with, Nokia’s consolidated financial statements and the notes thereto for the years ended December 31, 2014, 2013 and 2012 and the unaudited interim report for the nine months ended on September 30, 2015, all of which are incorporated by reference into this Listing Prospectus. The selected consolidated historical income statement and statement of cash flow data for the years ended December 31, 2014, 2013 and 2012 and the consolidated statement of financial position data as of December 31, 2014, 2013 and 2012 have been derived from Nokia’s audited consolidated financial statements for the respective years, prepared in accordance with the International Financial Reporting Standards (“IFRS”). The selected consolidated historical income statement and statement of cash flow data for the nine month periods ended September 30, 2015 and 2014 and the consolidated statement of financial position as of September 30, 2015 have been derived from Nokia’s unaudited interim report for the nine months ended on September 30, 2015 prepared in accordance with IFRS.

In September 2013, Nokia announced the sale of substantially all of its Devices & Services Business to Microsoft. Subsequent to the approval for the sale received in the Extraordinary General Meeting in November 2013, Nokia Group has presented Devices & Services Business as discontinued operations. The sale was completed on April 25, 2014. In the consolidated income statement for the year 2013, the financial results of the Devices & Services Business were reported as discontinued operations separately from the continuing operations. The income statement information for the year 2012 were restated accordingly. As of January 1, 2013, Nokia adopted new revised IAS 19 Employee Benefits standard. As a result, the net pension liabilities and other comprehensive income were impacted mainly by the retrospectively applied elimination of the ’corridor’ approach and financial information for the year 2012 were adjusted accordingly. Thus, the restated information for the year 2012 presented in the following tables is unaudited.

On August 3, 2015, Nokia announced an agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG. In the consolidated income statement for the nine months ended September 30, 2015, HERE has been reported as discontinued operations separately from the continuing operations. The income statement information for the comparative nine months period ended September 30, 2014 and for the year 2014 were restated accordingly. Thus, the restated consolidated income statement information for the year 2014 presented in the following table is unaudited. HERE has been reported as part of Nokia’s continuing operations in the consolidated financial information for the financial years ended December 31, 2013 and 2012.

	Year ended December 31,			Nine months ended September 30,
	2014	2013	2012	2015	2014
	(unaudited)	(audited)	(unaudited)	(unaudited)
CONSOLIDATED INCOME STATEMENT	(in EUR million, except for shares outstanding and earnings per share)			(in EUR million, except for shares outstanding and earnings per share)
Net Sales	11 763	12 709	15 400	8 890	8 253
Cost of Sales	(6 855)	(7 364)	(9 841)	(5 109)	(4 779)

Gross profit	4 907	5 345	5 559	3 781	3 474
Research and development expenses	(1 948)	(2 619)	(3 081)	(1 576)	(1 401)
Selling, general and administrative expenses	(1 453)	(1 671)	(2 062)	(1 171)	(1 043)
Impairment of goodwill		—	—
Other income and expenses	(95)	(536)[1]	(1 237)[2]	15	(87)

Operating profit/(loss)	1 412	519	(821)	1 047	944
Share of results of associated companies	(12)	4	(1)	12	(9)
Financial income and expenses	(401)	(280)	(357)	(134)	(357)

Profit/(loss) before tax	999	243	(1 179)	925	578
Income tax (expense)/benefit	1 718	(202)	(304)	(230)	1 814

Profit/(loss) from continuing operations	2 717	41	(1 483)	695	2 393

Attributable to:
Equity holders of the parent	2 709	186	(771)	694	2 386
Non-controlling interests	8	(145)	(712)	1	7

(Loss)/profit from discontinued operations	759	(780)	(2 303)	(19)	638

Attributable to:
Equity holders of the parent	752	(801)	(2 334)	(19)	632
Non-controlling interests	6	21	31	0	6

Profit/(loss)	3 476	(739)	(3 786)	676	3 031

Attributable to:
Equity holders of the parent	3 462	(615)	(3 105)	675	3 018
Non-controlling interests	14	(124)	(681)	1	13
Earnings per share
Basic earnings per share (in EUR)
Continuing operations	0.73	0.05	(0.21)	0.19	0.64
Discontinued operations	0.20	(0.22)	(0.63)	(0.01)	0.17
Nokia Group	0.94	(0.17)	(0.84)	0.19	0.81
Diluted earnings per share (in EUR)
Continuing operations	0.67	0.05	(0.21)	0.18	0.58
Discontinued operations	0.18	(0.22)	(0.63)	0.00	0.15
Nokia Group	0.85	(0.17)	(0.84)	0.18	0.73
Average number of shares (’ 000 shares)
Basic
Continuing operations	3 698 723	3 712 079	3 710 845	3 629 466	3 709 407
Discontinued operations	3 698 723	3 712 079	3 710 845	3 629 466	3 709 407
Nokia Group	3 698 723	3 712 079	3 710 845	3 629 466	3 709 407
Diluted
Continuing operations	4 131 602	3 733 364	3 710 845	3 951 467	4 177 840
Discontinued operations	4 131 602	3 712 079	3 710 845	3 951 467	4 177 840
Nokia Group	4 131 602	3 712 079	3 710 845	3 951 467	4 177 840

[1]	Consist of “Other income” of EUR 272 million and “Other expenses” of EUR (808) million.
[2]	Consist of “Other income” of EUR 276 million and “Other expenses” of EUR (1 513) million.

	Year ended December 31,			Nine months ended September 30,
	2014	2013	2012	2015	2014
	(unaudited)	(audited)	(unaudited)	(unaudited)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	(in EUR million)			(in EUR million)
Profit/(loss)	3 476	(739)	(3 786)	676	3 031

Other comprehensive income/(expense)
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit plans	(275)	83	(228)	95	(188)
Income tax related to items that will not be reclassified to profit or loss	96	(3)	22	(21)	57
Items that may be reclassified subsequently to profit or loss:
Translation differences	820	(496)	41	443	631
Net investment hedges	(167)	114	(58)	(151)	(111)
Cash flow hedges	(30)	3	(41)	18	(53)
Available-for-sale investments	106	49	35	22	66
Other increase, net	39	5	10	2	39
Income tax related to items that may be reclassified subsequently to profit or loss	16	1	12	23	10

Other comprehensive income/(expense), net of tax	606	(244)	(207)	431	451

Total comprehensive income	4 082	(983)	(3 993)	1 107	3 482

Attributable to:
Equity holders of the parent	4 061	(863)	(3 281)	1 104	3 467
Non-controlling interests	21	(120)	(712)	3	15
	4 082	(983)	(3 993)	1 107	3 482
Attributable to equity holders of the parent:
Continuing operations	3 574	34	(831)	1 401	2 845
Discontinued operations	487	(897)	(2 450)	(297)	622
	4 061	(863)	(3 281)	1 104	3 467
Attributable to non-controlling interests:
Continuing operations	16	(139)	(740)	3	12
Discontinued operations	5	19	28	0	3

	21	(120)	(712)	3	15

	As of December 31,			As of September 30,
	2014	2013	2012	2015
	(audited)	(audited)	(unaudited)	(unaudited)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION	(in EUR million)			(in EUR million)
ASSETS
Goodwill	2 563	3 295	4 876	229
Other intangible assets	350	296	647	332
Property, plant and equipment	716	566	1 431	667
Investments in associated companies	51	65	58	66
Available-for-sale investments	828	741	689	964
Deferred tax assets	2 720	890	1 279	2 647
Long-term loans receivable	34	96	125	56
Prepaid pension costs[1]	31	38	152	19
Other non-current assets[1]	47	61	66	42

Non-current assets	7 339	6 048	9 323	5 022
Inventories	1 275	804	1 538	1 159
Accounts receivable, net of allowances for doubtful accounts	3 430	2 901	5 551	3 380
Prepaid expenses and accrued income	913	660	2 682	817
Current income tax assets	124	146	495	187
Current portion of long-term loans receivable	1	29	35	2
Other financial assets	266	285	451	116
Investments at fair value through profit and loss, liquid assets	418	382	415	583
Available-for-sale investments, liquid assets	2 127	956	542	1 752
Cash and cash equivalents[2]	5 170	7 633	8 952	4 551

Current assets	13 724	13 796	20 661	12 547
Assets held for sale		89	—
Assets of disposal groups classified as held for sale	0	5 258	—	2 962

Total assets	21 063	25 191	29 984	20 531
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246	246

Share issue premium	439	615	446	416
Treasury shares at cost	(988)	(603)	(629)	(721)
Translation differences	1 099	434	746	1 416
Fair value and other reserves	22	80	(5)	129
Reserve for invested non-restricted equity	3 083	3 115	3 136	3 071
Retained earnings	4 710	2 581	3 997	4 504

Capital and reserves attributable to equity holders of the parent	8 611	6 468	7 937	9 060
Non-controlling interests	58	192	1 302	41

Total equity	8 669	6 660	9 239	9 101
Long-term interest-bearing liabilities	2 576	3 286	5 087	2 702
Deferred tax liabilities	32	195	701	72
Deferred revenue and other long-term liabilities	2 197	630	997	1 772
Provisions	301	242	304	283

Non-current liabilities	5 106	4 353	7 089	4 829
Current portion of long-term interest-bearing liabilities	1	3 192	201	1
Short-term borrowings	115	184	261	63
Other financial liabilities	174	35	90	95
Current income tax liabilities	481	484	499	433
Accounts payable	2 313	1 842	4 394	1 722
Accrued expenses, deferred revenue and other liabilities	3 632	3 033	6 223	3 272
Provisions	572	680	1 988	495

Current liabilities	7 288	9 450	13 656	6 080

Liabilities of disposal groups classified as held for sale	0	4 728	—	521

Total shareholders’ equity and liabilities	21 063	25 191	29 984	20 531

[1]	Prepaid pension costs previously reported under “Other non-current assets” have been reported separately since June 30, 2015. The information for prior periods presented has been adjusted accordingly.
[2]	Since June 30, 2015, “Bank and cash” and “Available for sale investments, cash equivalents” have been reported as a single line item “Cash and cash equivalents”. The information for prior periods presented has been adjusted accordingly.

	Year ended December 31,			Nine months ended September 30,
	2014	2013	2012	2015	2014
	(audited)			(unaudited)
CONSOLIDATED STATEMENT OF CASH FLOWS	(in EUR million)			(in EUR million)
Net cash from/(used in) operating activities	1 275	72	(354)	46	1 051
Net cash from/(used in) investing activities	886	(691)	562	(106)	761
Net cash used in financing activities	(4 576)	(477)	(465)	(552)	(4 363)
Foreign exchange adjustment	(48)	(223)	(27)	(8)	(24)
Net increase/decrease in cash and equivalents	(2 463)	(1 319)	(284)	(620)	(2 575)
Cash and cash equivalents at beginning of period	7 633	8 952	9 236	5 170	7 633
Cash and cash equivalents at end of period	5 170	7 633	8 952	4 551	5 058

Key Ratios

	Year ended December 31,				Nine months ended September 30,
	2014	2013		2012	2015	2014
	(unaudited)				(unaudited)
Key ratios at the reporting date, continuing operations
Earnings per share for profit attributable to equity holders of parent
Earnings per share, basic, EUR	0.73	0.05	[1]	(0.21)	0.19	0.64
Earnings per share, diluted, EUR	0.67	0.05	[1]	(0.21)	0.18	0.58
P/E ratio, basic	8.99	116.40		neg.	32.13	10.55

Dividend per share, EUR	0.14	0.37		0	N/A	N/A
Total dividends paid, EURm	511	1 374		0	N/A	N/A
Payout ratio, basic	0.15	7.40		0	N/A	N/A
Dividend yield, %	2.13	6.36		0	N/A	N/A
Shareholders’ equity per share, EURm	2.36	1.74		2.14	2.50	2.23
Market capitalization, EURm	23 932	21 606		10 873	22 129	24 847

[1]	Earnings per share (basic and diluted) for the year ended December 31, 2013 are audited.

In November 2011, Nokia Networks announced its strategy to focus on mobile broadband and services. It also announced an extensive global restructuring program that ultimately resulted in the reduction of its annualized operating expenses and production overhead by over EUR 1.5 billion when the program was completed at the end of 2013. As part of its strategy of focusing on mobile broadband, Nokia Networks also divested a number of non-core businesses.

Beginning in 2013, Nokia undertook a series of transactions to transform its business portfolio. On July 1, 2013, Nokia announced the agreement to acquire Siemens’ 50% stake in the companies’ joint venture Nokia Siemens Networks. The purchase price was EUR 1.7 billion and the transaction closed on August 7, 2013. On September 3, 2013, Nokia announced that it had signed an agreement to sell its Devices & Services Business to Microsoft for a total purchase price of EUR 5.44 billion, of which EUR 3.79 billion related to the Sale of the Devices & Services Business and EUR 1.65 billion related to a mutual patent license agreement. In conjunction with the transaction, Nokia established the Nokia Technologies business to focus on technology development and intellectual property rights activities. The transaction significantly strengthened the Company’s financial position and subsequent to the transaction, in 2014, Nokia started the optimization of its capital structure and recommenced dividend payments, distributed excess capital to shareholders and reduced its interest-bearing debt.

On April 15, 2015, Nokia continued its transformation with the announcement that it had signed an agreement to acquire Alcatel Lucent through the Exchange Offer on the basis of 0.5500 Nokia Shares for each Alcatel Lucent Share. In conjunction with this announcement, Nokia announced that it has suspended its capital structure optimization program effective immediately. On August 3, 2015, Nokia announced an agreement to sell HERE to an automotive industry consortium and estimates that it will receive net proceeds of slightly above EUR 2.5 billion. On October 29, 2015, Nokia announced a planned EUR 7 billion program to optimize Nokia’s capital structure and return excess capital to shareholders, subject to the closing of the Alcatel Lucent and HERE transactions, as well as the conversion of all Nokia and Alcatel Lucent convertible bonds.

Alcatel Lucent

The following tables set out selected consolidated financial information for Alcatel Lucent. This information is qualified by reference to, and should be read in conjunction with, Alcatel Lucent’s consolidated financial statements and the notes thereto for the years ended December 31, 2014, which are included in Annex A, Alcatel Lucent’s consolidated financial statements and the notes thereto for the years ended December 31, 2013 and 2012, which are incorporated by reference into this Listing Prospectus, and the unaudited interim report for the nine months ended on September 30, 2015, which are incorporated by reference into this Listing Prospectus. The selected consolidated historical income statement and statement of cash flow data for the years ended December 31, 2014, 2013 and 2012 and the consolidated statement of financial position data as of December 31, 2014, 2013 and 2012 have been derived from Alcatel Lucent’s audited consolidated financial statements for the respective years, prepared in accordance with IFRS. The selected consolidated historical income statement and statement of cash flow data for the nine month periods ended September 30, 2015 and 2014 and the consolidated statement of financial position as of September 30, 2015 have been derived from Alcatel Lucent’s unaudited interim report for the nine months ended on September 30, 2015 prepared in accordance with IFRS.

On September 30, 2014, Alcatel Lucent completed the disposal of 85% of its Enterprise business to China Huaxin, for cash proceeds of EUR 205 million, following the binding offer Alcatel Lucent received early February 2014. As a result of this transaction, the results pertaining to the Enterprise business for the year ended December 31, 2014 were treated as discontinued operations and years ended December 31, 2013 and 2012 were re-presented accordingly.

	For the year ended as of December 31			For the nine months ended September 30
	2014	2013[1]	2012[1]	2015	2014
	(audited)			(unaudited)
CONSOLIDATED INCOME STATEMENTS	(in EUR million, except per share data)			(in EUR million, except per share data)
Revenues	13 178	13 813	13 764	10 114	9 496
Cost of sales	(8 770)	(9 491)	(9 753)	(6 611)	(6 367)
Gross profit	4 408	4 322	4 011	3 503	3 129
Administrative and selling expenses	(1 621)	(1 862)	(2 161)	(1 286)	(1 200)
Research and development costs	(2 215)	(2 268)	(2 330)	(1 768)	(1 631)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	572	192	(480)	449	298
Restructuring costs	(574)	(518)	(479)	(275)	(417)
Litigations	7	(2)	2	(17)	5
Gain/(loss) on disposal of consolidated entities	20	2	11	(1)	(20)
Transaction-related costs				(34)	—
Impairment of assets	—	(548)	(894)	(193)	—
Post-retirement benefit plan amendments	112	135	204	(1)	103
Income (loss) from operating activities	137	(739)	(1 636)	(72)	(31)
Finance cost	(291)	(392)	(279)	(204)	(225)
Other financial income (loss)	(211)	(318)	(394)	(37)	(175)
Share in net income (losses) of associates & joint ventures	15	7	5	2	8
Income (loss) before income tax and discontinued operations	(350)	(1 442)	(2 304)	(311)	(423)
Income tax (expense) benefit	316	173	(423)	(1)	97
Income (loss) from continuing operations	(34)	(1 269)	(2 727)	(312)	(326)

Income (loss) from discontinued operations	(49)	(25)	639	(17)	(47)
NET INCOME (LOSS)	(83)	(1 294)	(2 088)	(329)	(373)
Attributable to:
Equity owners of the parent	(118)	(1 304)	(2 011)	(332)	(389)
Non-controlling interests	35	10	(77)	3	16
Earnings (loss) per share (in euros)[2]
Basic earnings (loss) per share:
From continuing operations	(0.02)	(0.53)	(1.11)	(0.11)	(0.12)
From discontinued operations	(0.02)	(0.01)	0.27	(0.01)	(0.02)
Attributable to the equity owners of the parent	(0.04)	(0.54)	(0.84)	(0.12)	(0.14)
Diluted earnings (loss) per share:
From continuing operations	(0.02)	(0.53)	(1.11)	(0.11)	(0.12)
From discontinued operations	(0.02)	(0.01)	0.22	(0.01)	(0.02)
Attributable to the equity owners of the parent	(0.04)	(0.54)	(0.84)	(0.12)	(0.14)

[1]	2013 and 2012 amounts are re-presented to reflect the impacts of discontinued operations.
[2]	As a result of the 2013 capital increase made by Alcatel Lucent through an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share has been adjusted retrospectively. Number of outstanding ordinary shares has been adjusted to reflect the proportionate change in the number of shares.

	For the year ended as of December 31			For the nine months ended September 30
	2014	2013	2012	2015	2014
	(audited)			(unaudited)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	(in EUR million)			(in EUR million,)
Net income (loss) for the year / period	(83)	(1 294)	(2 088)	(329)	(373)
Items to be subsequently reclassified to Income Statement	510	(221)	(4)	253	465
Financial assets available for sale	8	11	16	(2)	4
Cumulative translation adjustments	503	(232)	(34)	255	462
Cash flow hedging	(1)	—	14	—	(1)
Tax on items recognized directly in equity	—	—	—		—
Items that will not be subsequently reclassified to Income Statement	(1 568)	1 411	71	29	(340)
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	(1 822)	1 667	172	36	(272)
Tax on items recognized directly in equity	254	(256)	(101)	(7)	(68)
Other comprehensive income (loss) for the year	(1 058)	1 190	67	282	125
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	(1 141)	(104)	(2 021)	(47)	(248)
Attributable to:
Equity owners of the parent	(1 256)	(99)	(1 933)	(95)	(324)
Non-controlling interests	115	(5)	(88)	48	76

	As of December 31			As of September 30
	2014	2013	2012	2015
	(audited)			(unaudited)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	(in EUR million)			(in EUR million)
ASSETS
Non-current assets:
Goodwill	3 181	3 156	3 820	3 153
Intangible assets, net	1 011	1 001	1 175	1 414

Goodwill and intangible assets, net	4 192	4 157	4 995	4 567
Property, plant and equipment, net	1 132	1 075	1 133	1 338
Investments in associates & joint ventures	51	35	29	19
Other non-current financial assets, net	406	322	341	348
Deferred tax assets	1 516	1 000	985	1 651
Prepaid pension costs	2 636	3 150	2 797	2 813
Other non-current assets	429	413	428	486

Total non-current assets	10 362	10 152	10 708	11 222
Current assets:
Inventories and work in progress, net	1 971	1 935	1 940	1 877
Trade receivables and other receivables, net	2 528	2 482	2 860	2 531
Advances and progress payments	43	46	53	43
Other current assets	877	751	726	850
Current income taxes	64	33	118	78
Marketable securities, net	1 672	2 259	1 528	1 762
Cash and cash equivalents	3 878	4 096	3 401	3 547
Current assets before assets held for sale	11 033	11 602	10 626	10 688
Assets held for sale and assets included in disposal groups held for sale	65	142	20	59

Total current assets	11 098	11 744	10 646	10 747

TOTAL ASSETS	21 460	21 896	21 354	21 969
EQUITY AND LIABILITIES
Equity:
Capital stock	141	140	4 653	142
Additional paid-in capital	20 869	20 855	16 593	20 898
Less treasury stock at cost	(1 084)	(1 428)	(1 567)	(1 084)
Accumulated deficit, fair value and other reserves	(17 633)	(14 588)	(15 159)	(17 707)
Other items recognized directly in equity	52	45	—	50
Cumulative translation adjustments	(366)	(787)	(571)	(156)
Net income (loss) - attributable to the equity owners of the parent	(118)	(1 304)	(2 011)	(332)
Equity attributable to equity owners of the parent	1 861	2 933	1 938	1 811
Non-controlling interests	833	730	745	867

Total equity	2 694	3 663	2 683	2 678
Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	5 163	3 854	5 338	5 611
Convertible bonds and other bonds, long-term	4 696	4 711	3 727	4 549
Other long-term debt	179	211	227	249
Deferred tax liabilities	872	990	889	883
Other non-current liabilities	175	188	177	509

Total non-current liabilities	11 085	9 954	10 358	11 801
Current liabilities:
Provisions	1 364	1 416	1 649	1 151
Current portion of long-term debt and short-term debt	402	1 240	851	503
Customers’ deposits and advances	810	681	718	825
Trade payables and other payables	3 571	3 518	3 726	3 415
Current income tax liabilities	73	93	145	69
Other current liabilities	1 429	1 237	1 204	1 490
Current liabilities before liabilities related to disposal groups held for sale	7 649	8 185	8 293	7 453
Liabilities related to disposal groups held for sale	32	94	20	37

Total current liabilities	7 681	8 279	8 313	7 490

TOTAL EQUITY AND LIABILITIES	21 460	21 896	21 354	21 969

	For the year ended December 31			For the nine months ended September 30
	2014	2013[1]	2012[1]	2015	2014
	(audited)			(unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS	(in EUR million)			(in EUR million)
Cash flows from operating activities
Net income (loss) – attributable to the equity owners of the parent	(118)	(1 304)	(2 011)	(332)	(389)
Non-controlling interests	35	10	(77)	3	16
Adjustments	692	1 479	2 028	904	701
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	609	185	(60)	575	328
Net change in current assets and liabilities (excluding financing):
Inventories and work in progress	(72)	(216)	(126)	50	(277)
Trade receivables and other receivables	18	138	534	29	1
Advances and progress payments	4	5	10	6	(9)
Trade payables and other payables	(167)	25	(186)	(288)	(170)
Customers’ deposits and advances	88	(19)	93	(19)	92
Other current assets and liabilities	(35)	34	(153)	(96)	8
Cash provided (used) by operating activities before interest and taxes	445	152	112	257	(27)
Interest received	65	66	72	51	51
Interest paid	(290)	(362)	(274)	(248)	(263)
Taxes (paid)/received	(93)	(77)	(54)	(55)	(75)
Net cash provided (used) by operating activities	127	(221)	(144)	5	(314)
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets	92	36	13	58	88
Capital expenditures	(556)	(463)	(524)	(396)	(378)
Decrease (increase) in loans and other non-current financial assets	19	19	21	21	18
Cash expenditures for obtaining control of consolidated companies or equity affiliates	(14)	—	4	(109)	—
Cash proceeds/(outgoings) from losing control of consolidated companies	84	—	(5)	(1)	44
Cash proceeds from sale of previously consolidated and non-consolidated companies	(7)	3	26	34	(7)

Cash proceeds from sale (cash expenditure for acquisition) of marketable securities	617	(723)	(574)	(77)	577
Net cash provided (used) by investing activities	235	(1 128)	(1 039)	(470)	342
Cash flows from financing activities:
Issuance/(repayment) of short-term debt	117	(643)	(60)	(80)	32
Issuance of long-term debt	1 143	4 087	18	85	1 143
Repayment/repurchase of long-term debt	(2 575)	(2 062)	(127)	(291)	(2 525)
Cash proceeds (expenditures) related to changes in ownership interests in consolidated companies without loss of control	—	—	84	—	—
Net effect of exchange rate changes on inter-unit borrowings	(86)	9	(12)	18	(78)
Capital increase[2]	30	965	122	29	29
Dividends paid	(12)	(6)	(37)	(12)	(11)
Net cash provided (used) by financing activities	(1 383)	2 350	(12)	(251)	(1 410)
Cash provided (used) by operating activities of discontinued operations	34	65	(71)	9	61
Cash provided (used) by investing activities of discontinued operations	71	(64)	1 066	30	(72)
Cash provided (used) by financing activities of discontinued operations	65	(15)	36	—	41
Net effect of exchange rate changes	633	(292)	23	353	411
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(218)	695	(141)	(324)	(941)
Cash and cash equivalents at beginning of period / year	4 096	3 401	3 533	3 878	4 096
Cash and cash equivalents at beginning of period / year classified as assets held for sale	—	—	9	—	—
Cash and cash equivalents at end of period / year [3,4]	3 878	4 096	3 400	3 547	3 155
Cash and cash equivalents at end of period / year classified as assets held for sale	—	—	1	7	—
Cash and cash equivalents including cash and cash equivalents classified as held for sale at the end of period	3 878	4 096	3 401	3 554	3 155

[1]	2013 and 2012 amounts are re-presented to reflect the impacts of discontinued operations.
[2]	Of which EUR 15 million, EUR 16 million and EUR 0 million related to Alcatel Lucent stock options exercised during 2014, 2013 and 2012, respectively.
[3]	Includes EUR 1 019 million of cash and cash equivalents held in countries subject to exchange control restrictions as of December 31, 2014 (EUR 756 million as of December 31, 2013 and EUR 949 million as of December 31, 2012) and EUR 1 056 million of cash and cash equivalents held in countries subject to exchange control restrictions as of June 30, 2015 (EUR 714 million as of June 30, 2014). Such restrictions can limit the use of such cash and cash equivalents by other Alcatel Lucent Group subsidiaries and Alcatel Lucent.
[4]	Includes EUR 1,169 million of cash and cash equivalents held in countries subject to exchange control restrictions as of September 30, 2015 (EUR 668 million as of September 30, 2014). Such restrictions can limit the use of such cash and cash equivalents by other Alcatel Lucent Group subsidiaries and the parent.

On June 19, 2013, Alcatel Lucent announced the Shift Plan, a detailed three-year plan to transform itself into a specialist provider of IP and Cloud Networking and Ultra-Broadband Access. As part of this process, effective from July 1, 2013, Alcatel Lucent implemented a new organization composed of three reportable segments: Core Networking, Access and Other.

The Shift Plan has targeted investments in Core Networking businesses (including IP Routing, IP Transport, IP Platforms and associates services), increasing segment operating cash flow from the Access segment, and technological partnerships. The Shift Plan has also focused on market diversification and rightsizing Alcatel Lucent’s cost structure. In particular, the Shift Plan aims to reduce Alcatel Lucent’s fixed-cost base by EUR 950 million in 2015 compared to its 2012 cost base. Alcatel Lucent has stated that it expects that the cumulative amount of restructuring cash outlays pursuant to the Shift Plan should be approximately EUR 1.8 billion, of which approximately EUR 1.4 billion will be incurred between 2013 and 2015, with the remainder in 2016.

In addition, Alcatel Lucent has completed multiple dispositions as part of the Shift Plan and re-profiled and reduced the financial debt of the company.

B.9	Profit forecast and estimates

Nokia

This Element, “Profit forecasts and estimates”, includes forward-looking statements. Forward-looking statements are no guarantees of future developments, and Nokia’s actual results could differ materially from the results described in or implied by forward-looking statements contained herein due to various factors. Nokia cautions investors not to place undue reliance on these forward-looking statements, which speak only as at the date of the Listing Prospectus, as supplemented from time to time.

The following table sets forth Nokia’s outlook as disclosed in conjunction with the interim report of Nokia for the nine months ended on September 30, 2015.

	Metric[1]	Guidance	Commentary
Nokia Networks	Full year 2015 net sales	Increase year-on-year
	Full year 2015 non-IFRS operating margin	Around or slightly below the high end of the long-term range of 8% - 11% for the full year (update)	Based on factors including competitive industry dynamics, product and regional mix, expected industry seasonality in the second half of 2015, the timing of major network deployments, and expected continued operational improvement. This is an update to the earlier FY15 non-IFRS operating margin outlook of around the midpoint of the long-term range of 8% - 11% for the full year.

Nokia Technologies	Full year 2015 net sales	Increase year-on-year	Excludes potential amounts related to the expected resolution of Nokia’s arbitration with Samsung.

	Full year 2015 quarterly non-IFRS operating expense	Approximately in line with Q2 2015 level	Based on factors including higher investment in licensing activities, licensable technologies and business enablers, including go-to-market capabilities, which target new and significant long-term growth opportunities.

Nokia’s continuing operations	Full year 2015 capital expenditure	Approximately EUR 250 million	Primarily attributable to Nokia Networks.

	Full year 2015 financial income and expense	Expense of approximately EUR 160 million	Subject to changes in FX rates and interest-bearing liabilities.

	Full year 2015 Group Common Functions non-IFRS operating expense	Approximately EUR 120 million

	Estimated long-term effective tax rate	Approximately 25%

	Annual cash tax obligation	Approximately EUR 250 million per annum until deferred tax assets fully utilized	May vary due to profit levels in different jurisdictions and amount of license income subject to withholding tax.

HERE	Full year 2015 net sales	No guidance (update)

	Full year 2015 non-IFRS operating margin	No guidance (update)	Nokia is reporting HERE as part of discontinued operations, and is no longer providing guidance for HERE. This is an update to the earlier FY15 net sales outlook to increase year-on-year and the earlier FY15 non-IFRS operating margin outlook of 9% - 12%.

[1] Non-IFRS measures exclude certain non-recurring items (special items). In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting-related items arising from business acquisitions.

C.3	Share information

Nokia

On October 29, 2015, Nokia announced a planned EUR 7 billion program to optimize Nokia’s capital structure and return excess capital to shareholders. The program would consist of approximately EUR 4 billion in shareholder distributions (calculated assuming ownership of all outstanding shares of Alcatel Lucent and conversion of all Nokia and Alcatel Lucent convertible bonds) and approximately EUR 3 billion of de-leveraging. The program is subject to the closing of the Alcatel Lucent and HERE transactions, as well as the conversion of all Nokia and Alcatel Lucent convertible bonds. As described in more detail below in Element C.7, one of the components of the program would be a planned two-year, EUR 1.5 billion share repurchase program, subject to shareholder approval in 2016.

C.6	Admission to trading

Nokia Shares are subject to public trading on the Official List of Nasdaq Helsinki under the trading symbol “Nokia”. Nokia ADSs are quoted on the New York Stock Exchange under trading code “NOK”.

In conjunction with the Exchange Offer, Nokia has applied for the Nokia Shares (including the Offered Shares) to be listed on Euronext Paris. Nokia will also apply for a listing of the Nokia Shares and Nokia ADSs to be issued in connection with the Exchange Offer on Nasdaq Helsinki and the NYSE, respectively. Nokia expects the listing of the existing Nokia Shares to occur the trading day following the opening of the Exchange Offer and the listing of the new Nokia Shares to occur on or about the trading day following the date of settlement-delivery of the Exchange Offer and the subsequent offering period, if applicable.

If the Exchange Offer is not successful, Nokia intends to delist its shares from Euronext Paris, in which case the liquidity of such Nokia Shares at Euronext Paris will be reduced until completion of such delisting.

C.7	Dividend policy

Nokia

On October 29, 2015, Nokia announced a planned EUR 7 billion program to optimize Nokia’s capital structure and return excess capital to shareholders. The program would consist of approximately EUR 4 billion in shareholder distributions (calculated assuming ownership of all outstanding shares of Alcatel Lucent and conversion of all Nokia and Alcatel Lucent convertible bonds) and approximately EUR 3 billion of de-leveraging. The program is subject to the closing of the Alcatel Lucent and HERE transactions, as well as the conversion of all Nokia and Alcatel Lucent convertible bonds. The program would consist of a planned ordinary dividend for 2015 of at least EUR 0.15 per share, subject to shareholder approval in 2016; a planned ordinary dividend for 2016 of at least EUR 0.15 per share, subject to shareholder approval in 2017; a planned special dividend of EUR 0.10 per share, subject to shareholder approval in 2016; and a planned two-year, EUR 1.5 billion share repurchase program, subject to shareholder approval in 2016.

D.3	Risks specific to the securities	• The Exchange Offer may not be successful, which will lead to a delisting of the existing Nokia Shares on Euronext Paris.

E.2a	Reasons for the Exchange Offer, use of proceeds and estimated net amount of proceeds	On October 29, 2015, Nokia announced an acceleration of its annual operating cost synergy target related to the Alcatel Lucent transaction. Nokia targets to achieve approximately EUR 900 million of operating cost synergies in full year 2018, compared to its earlier target to achieve approximately EUR 900 million of operating cost synergies in full year 2019. The target is subject to the closing of the transaction in the first quarter 2016. The associated restructuring costs are expected to be slightly higher than EUR 900 million, and the related cash outflow is expected to be approximately EUR 900 million.

E.3	Terms and conditions of the Exchange Offer

In the French Offer, the Company is offering 0.5500 Nokia Shares per Alcatel Lucent Share. In the U.S. Offer, the Company is offering 0.5500 Nokia Shares per Alcatel Lucent Share and 0.5500 Nokia ADSs per Alcatel Lucent ADS.

The conversion/exchange ratios of each of the OCEANEs validly tendered into, and not withdrawn from, the Exchange Offer are as follows:

•       0.6930 Nokia Shares per each 2018 OCEANE;

•       0.7040 Nokia Shares per each 2019 OCEANE; and

•       0.7040 Nokia Shares per each 2020 OCEANE.

The above conversion/exchange ratios have been calculated based on the opening of the Exchange Offer on November 18, 2015, and may be adjusted if the opening of the Exchange Offer occurs after November 18, 2015.

The Exchange Offer is expected to commence on November 18, 2015, and will remain open until December 23, 2015, unless the French Offer is extended or terminated earlier in accordance with the AMF General Regulation.

E.6	Dilution	After closing of the Exchange Offer and assuming that all Alcatel Lucent Securities are tendered into the Exchange Offer or the subsequent offering period, if any, former holders of Alcatel Lucent Securities are expected to own approximately 33.5% of the issued and outstanding Nokia Shares on a fully diluted basis (based on the number of shares outstanding on December 31, 2014).

Supplements relating to the timetable of the Exchange Offer

On October 29, 2015, Nokia filed the draft French Offer Document with the AMF and Alcatel Lucent filed its draft French response document on the same date (containing, inter alia, the Alcatel Lucent Board Recommendation issued on October 28, 2015). On November 12, 2015, the AMF approved the French Offer and granted its visa on the French Offer Document, as well as on the Alcatel Lucent French response document. The French Offer Document and the Alcatel Lucent French response document are available on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-Alcatel-Lucent-transaction.

The U.S. Registration Statement on Form F-4, dated November 12, 2015 that was filed with the U.S. Securities and Exchange Commission was declared effective on November 13, 2015. The Registration Statement on Form F-4 is available on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/sec-filings.

In accordance with the approved French Offer Document and the Registration Statement on Form F-4, the timetable for the Exchange Offer would be as set out below.

Before the opening of the French Offer, the AMF and Euronext Paris will publish an opening notice and timetable of the French Offer (avis d’ouverture et de calendrier) and a notice setting out the characteristics and the timetable of the French Offer, respectively.

November 12, 2015	•	Clearance decision of the French Offer by the AMF constituting a visa for the French Offer Document and for the Alcatel Lucent response document and dissemination to the public of the approved documents
	•	Publication of the French Offer Document and the Alcatel Lucent response document approved by the AMF
November 17, 2015	•	Publication of the “other information” document by Nokia and Alcatel Lucent
November 18, 2015	•	Opening of the Exchange Offer

November 19, 2015	•	Admission of the existing Nokia Shares on Euronext Paris

December 2, 2015	•	Extraordinary General Meeting of Nokia’s Shareholders to approve the resolution related to the authorization of the Board of Directors of Nokia to resolve on the issuance of the Nokia Shares as consideration for the Alcatel Lucent Securities tendered into the Exchange Offer and, as the case may be, into the reopened offer

December 22, 2015	•	ADS Tender Deadline (5:00 p.m., New York City time)

December 23, 2015	•	Expiration Date (11:00 a.m., New York City time)

	•	Closing of the Exchange Offer

January 5, 2015	•	Publication by the AMF of a notice of the final result of the Exchange Offer

January 7, 2016	•	Settlement-delivery of the Exchange Offer

January 8, 2016	•	Admission of new Nokia Shares issued in the context of the Exchange Offer to trading on Nasdaq Helsinki and on Euronext Paris

In case of reopening of the Exchange Offer:

January 14, 2016	•	Reopening of the Exchange Offer

February 3, 2016	•	Closing of the reopened offer

February 8, 2016	•	Publication of a notice of the result of the reopened offer

February 12, 2016	•	Settlement-delivery of the reopened offer

February 15, 2016	•	Admission of new Nokia Shares issued in the context of the reopened offer to trading on Nasdaq Helsinki and on Euronext Paris

Supplements relating to the conversion/exchange ratios

In the French Offer, the Company is offering 0.5500 Nokia Shares per Alcatel Lucent Share. In the U.S. Offer, the Company is offering 0.5500 Nokia Shares per Alcatel Lucent Share and 0.5500 Nokia ADSs per Alcatel Lucent ADS.

The conversion/exchange ratios of each of the OCEANEs validly tendered into, and not withdrawn from, the Exchange Offer are as follows.

•	0.6930 Nokia Shares per each 2018 OCEANE;

•	0.7040 Nokia Shares per each 2019 OCEANE; and

•	0.7040 Nokia Shares per each 2020 OCEANE;

These conversion/exchange ratios have been calculated based on the opening of the Exchange Offer on November 18, 2015, and may be adjusted if the opening of the Exchange Offer occurs after November 18, 2015.

The above updates, in particular, the cover page of the Listing Prospectus, the risk factor “The exchange ratio of the Exchange Offer is fixed and will not be adjusted in case of any changes in the price of the relevant securities. Because the market price of Nokia Shares and Nokia ADSs fluctuates, holders of Alcatel Lucent Securities cannot be certain of the market value of the Nokia Shares or Nokia ADSs that will be issued in connection with the Exchange Offer.” in the section “Risk Factors—Risk Factors Relating to Nokia Shares, the Exchange Offer and the Squeeze-out” on page 87 of the Listing Prospectus, and the sections “The Alcatel Lucent Transaction—Background of the Exchange Offer” on page 142 of the Listing Prospectus, “The Exchange Offer—Terms of the Exchange Offer” on page 163 of the Listing Prospectus as well as “Operating and Financial Review and Prospects—Nokia—The Transaction” on page 251 of the Listing Prospectus.

Supplements relating to the listing of Nokia Shares

Nokia Shares are listed on the official list of Nasdaq Helsinki. Nokia ADSs are quoted on the NYSE. In conjunction with the Exchange Offer, Nokia has applied for the Nokia Shares (including the Offered Shares) to be listed on Euronext Paris. Nokia will also apply for a listing of the Nokia Shares and the Nokia ADSs to be issued in connection with the Exchange Offer on Nasdaq Helsinki and NYSE, respectively. Nokia expects the listing of the existing Nokia Shares to occur the trading day following the opening of the Exchange Offer and the listing of the new Nokia Shares to occur on or about the trading day following the date of settlement-delivery of the Exchange Offer and the subsequent offering period, if applicable. If the Exchange Offer is not successful, Nokia intends to delist its shares from Euronext Paris, in which case the liquidity of such Nokia Shares at Euronext Paris will be reduced until completion of such delisting.

The above updates, in particular, the fourth paragraph of the cover page of the Listing Prospectus and the sections “The Exchange Offer—Certain Consequences of the Exchange Offer—Listings of the Nokia Shares” on page 172 of the Listing Prospectus as well as “Shares and Share Capital—Nokia—Information on Shares and Share Capital—Listing of Shares” on page 317 of the Listing Prospectus.

Supplements relating to the settlement-delivery of the Exchange Offer

Pursuant to the French Offer Document, approved by the AMF on November 12, 2015, the AMF will publish the results of the French Offer, taking into account the results of the U.S. Offer, no later than nine trading days after the closing date of the French Offer.

If the AMF determines that the French Offer is successful, taking into account the results of the U.S. Offer, Euronext Paris will remind the settlement-delivery date of the French Offer in a notice.

The settlement-delivery of the French Offer will take place following (i) the implementation of the centralization by Euronext Paris of the Alcatel Lucent Shares and OCEANEs tendered into the French Offer (it being specified that the centralization of the ADSs in the context of the U.S. Offer will be made by the U.S. exchange agent, as indicated in the French Offer Document and the Form F-4), and (ii) the implementation of the formalities required by Finnish law for the issuance of the Nokia Shares which must be issued in the context of the French Offer and, in particular, the registration of such shares with the Finnish Trade Register (Kaupparekisteri), and their creation in Euroclear Finland’s book-entry system.

Given the requirements of the Finnish law relating to the issuance and delivery of the new Nokia Shares which must be delivered in the context of the French Offer and the U.S. Offer, the transfer of ownership of the Alcatel Lucent Shares and OCEANEs tendered into the French Offer and into the U.S. Offer will take place on the date of registration of such new Nokia Shares in the Finnish Trade Register, prior to such registration, at 0:00 a.m. French time (1:00 a.m. Finnish time), all rights pertaining to these Alcatel Lucent Shares and OCEANEs being transferred to Nokia on that date. On the same date, the Alcatel Lucent Shares and OCEANEs will be delivered by Euronext Paris to Nokia, subject to the prior delivery by Nokia to Euronext Paris of the Nokia Shares issued as consideration for the French Offer and for the U.S. Offer (excluding the Nokia Shares issued as consideration of the ADSs tendered into the U.S. Offer Nokia and centralized by the U.S. exchange agent).

When Euronext Paris receives the Nokia Shares, it will transfer them to the financial intermediaries representing the Alcatel Lucent shareholders and holders of OCEANEs who have tendered their Alcatel Lucent Shares and/or OCEANEs into the French Offer and into the U.S. Offer, in principle the trading day after.

The steps set out above would be repeated in the same order and on the terms, in particular in relation of timing, which would be set out in a notice published by Euronext Paris in the context of the reopened offer.

No interest will be payable for the period between the date on which the Alcatel Lucent Shares and OCEANEs are tendered into the French Offer or into the U.S. Offer (or, as the case may be, into the reopened offer) and the date of settlement-delivery of the French Offer or the U.S. Offer (and, as the case may be, the reopened offer).

The settlement-delivery of the ADSs, with respect to the U.S. Offer, will be made by the U.S. exchange agent in accordance with the procedures described in the Form F-4 filed with the SEC and published on the website of this authority (www.sec.gov).

The above updates, in particular, the section “The Exchange Offer—Settlement and Delivery of Securities” on page 169 of the Listing Prospectus.

Supplements relating to the respective results of Nokia and Alcatel Lucent for the nine month period ended September 30, 2015

On October 29, 2015, Nokia and Alcatel Lucent announced their respective results for the nine month period ended September 30, 2015. As a result, the following amendments are made to the Listing Prospectus.

•	The section “Capitalization and Indebtedness of Nokia” on pages 187–188 of the Listing Prospectus is replaced with the information presented in Schedule 1.

•	The section “Selected Financial Information” on pages 190–197 of the Listing Prospectus is replaced with the information presented in Schedule 2.

•	The section “Operating and Financial Review and Prospects—Nokia—Prospects” on pages 253–254 of the Listing Prospectus is replaced with the information presented in Schedule 3.

Supplements relating to the updated synergy targets of the Combined Company

On October 29, 2015, Nokia announced an acceleration of its annual operating cost synergy target related to the Alcatel Lucent transaction. Nokia now targets to achieve approximately EUR 900 million of operating cost synergies in full year 2018, compared to its earlier target to achieve approximately EUR 900 million of operating cost synergies in full year 2019. The target is subject to the closing of the transaction in the first quarter 2016. The associated restructuring costs are expected to be slightly higher than EUR 900 million, and the related cash outflow is expected to be approximately EUR 900 million.

The operating cost synergies are expected to be derived from a wide range of initiatives related to operating expenses and cost of sales, including:

•	streamlining of overlapping products and services, particularly within the planned Mobile Networks business group;

•	rationalization of regional and sales organizations;

•	rationalization of overhead, particularly within manufacturing, supply-chain, real estate and information technology;

•	reduction of central function and public company costs; and

•	procurement efficiencies, given the combined company’s expanded purchasing power.

The operating cost synergies are expected to create a structural cost advantage and foster a corporate culture that emphasizes execution excellence. This strong foundation would enable the long-term investments that are essential to achieve the Combined Company’s strategic objectives, serve the changing needs of customers and lead the next wave of technological change in the industry.

The Combined Company would also target approximately EUR 200 million of reductions in interest expenses to be achieved on a full-year basis in 2017. The transaction is expected to be accretive to Nokia earnings on a non-IFRS basis (excluding restructuring charges and amortization of intangibles) in 2017. These targets both assume Completion of the Exchange Offer no later than the end of the first half of 2016.

The above updates, in particular, the sections The Alcatel Lucent Transaction—Reasons for the Exchange Offer—The Opportunity to Realize Significant Cost Savings and Other Synergies” on page 144 of the Listing Prospectus, “The Alcatel Lucent Transaction—Intentions of Nokia over the Next Twelve Months—Industrial, Commercial and Financial Strategy and Policy” on page 147–148 of the Listing Prospectus and “The Alcatel Lucent Transaction—Intentions of Nokia over the Next Twelve Months—Synergies” on page 149 of the Listing Prospectus.

Supplements relating to the planned capital optimization program

On October 29, 2015, Nokia announced a planned EUR 7 billion program to optimize Nokia’s capital structure and return excess capital to shareholders. The program would consist of approximately EUR 4 billion in shareholder distributions (calculated assuming ownership of all outstanding shares of Alcatel Lucent and conversion of all Nokia and Alcatel Lucent convertible bonds) and approximately EUR 3 billion of de-leveraging, consisting of a planned reduction of interest bearing liabilities of the Combined Company by approximately EUR 2 billion and a planned reduction of debt-like items of the Combined Company by approximately EUR 1 billion. The program is subject to the closing of the Alcatel Lucent and the HERE transactions, as well as the conversion of all Nokia and Alcatel Lucent convertible bonds. The program would consist of a planned ordinary dividend for 2015 of at least EUR 0.15 per share, subject to shareholder approval in 2016; a planned ordinary dividend for 2016 of at least EUR 0.15 per share, subject to shareholder approval in 2017; a planned special dividend of EUR 0.10 per share, subject to shareholder approval in 2016; and a planned two-year, EUR 1.5 billion share repurchase program, subject to shareholder approval in 2016.

The above updates, in particular, the sections “The Alcatel Lucent Transaction—Intentions of Nokia over the Next Twelve Months—The Development of a Robust Capital Structure and Strong Balance Sheet” on page 144 of the Listing Prospectus, “The Alcatel Lucent Transaction—Intentions of Nokia over the Next Twelve Months—Dividend Policy” on page 149 of the Listing Prospectus, the section “Dividends and Dividend Policy—Nokia” on page 189 of the Listing Prospectus and the section “Shares and Share Capital—Nokia—Information on Shares and Share Capital—General” on page 317 of the Listing Prospectus.

Supplements relating to the Alcatel Lucent Board Recommendation

At a meeting held on October 28, 2015, Alcatel Lucent’s Board of Directors, as a result of the matters described in Alcatel Lucent’s Solicitation/Recommendation Statement on Schedule 14D-9 (which will be made available on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-Alcatel-Lucent-transaction) and taking into account the factors described therein, issued a favorable opinion on the Exchange Offer, it being specified that, in light of their proposed nomination to Nokia’s Board of Directors, Mr. Louis R. Hughes, Mr. Jean C. Monty and Mr. Olivier Piou decided not to participate in the discussions on and not to vote on the opinion. The participating members of Alcatel Lucent’s Board of Directors unanimously:

(i) determined that the Exchange Offer is in the best interest of Alcatel Lucent, its employees and its stakeholders (including the holders of Alcatel Lucent Shares and holders of other Alcatel Lucent Securities);

(ii) recommended that all holders of Alcatel Lucent Shares and holders of Alcatel Lucent ADSs tender their Alcatel Lucent Shares and/or their Alcatel Lucent ADSs pursuant to the Exchange Offer; and

(iii) recommended that all holders of OCEANEs tender their OCEANEs pursuant to the Exchange Offer.

Certain members of the Board of Directors and management of Alcatel Lucent participated in determining the terms of the Exchange Offer. These individuals may have certain interests in the Exchange Offer that are different from, or in addition to, the interests of holders of Alcatel Lucent Securities generally and that may have caused them to view the proposed transaction more favorably and/or differently than an investor might. The Alcatel Lucent Board of Directors was aware of these interests when it considered the Exchange Offer at its meeting of October 28, 2015.

The above updates, in particular, the section “The Alcatel Lucent Transaction—Reasons for the Alcatel Lucent Board of Directors’ View on the Exchange Offer” on page 144 of the Listing Prospectus, the section “The Memorandum of Understanding—Alcatel Lucent Board Recommendation and Related Matters” on pages 157–158 of the Listing Prospectus and “The Exchange Offer—Interests of Executive Officers and Directors of Alcatel Lucent in the Exchange Offer” on page 180 of the Listing Prospectus.

Supplements relating to amendment of the Memorandum of Understanding

On October 28, 2015, Nokia and Alcatel Lucent entered into an amendment agreement of the Memorandum of Understanding and agreed, among other things, on certain changes to the treatment of the Alcatel Lucent Stock Options and Alcatel Lucent Performance Shares (see Supplements to section “The Exchange Offer”, “The Exchange Offer—Treatment of Alcatel Lucent Stock Options and Alcatel Lucent Performance Shares” below). The amendment agreement of the Memorandum of Understanding is included in Schedule 4 to this supplement. All references to the Memorandum of Understanding contained in the Listing Prospectus and in this supplement are references to the Memorandum of Understanding as amended on October 28, 2015.

Supplements relating to the dilution of ownership after the completion of the Exchange Offer

As stated in the Listing Prospectus, after the closing of the Exchange Offer and assuming that all Alcatel Lucent Securities are tendered into the Exchange Offer or the subsequent offering period, if any, former holders of Alcatel Lucent Securities are expected to own approximately 33.5% of the issued and outstanding Nokia Shares on a fully diluted basis. The 33.5% share of ownership has been calculated based on the number of shares outstanding on December 31, 2014, and this supplement updates, in particular, the risk factor “Alcatel Lucent shareholders will have a reduced ownership and voting interest in the Combined Company.” in the section “Risk Factors—Risk Factors Relating to Nokia Shares, the Exchange Offer and the Squeeze-out” on page 92 of the Listing Prospectus and the section “The Exchange Offer—Terms of the Exchange Offer” on page 163 of the Listing Prospectus.

Supplements relating to the conversion of the Convertible Bond

On November 11, 2015, Nokia announced that a total of 275 899 571 new Nokia Shares had been registered with the Finnish Trade Register, increasing the total number of Nokia Shares to 3 954 650 462 as a result of share subscriptions pursuant to the conversion right pertaining to the Convertible Bond. The conversion amount, EUR 659 400 000, is recorded into the reserve for invested non-restricted equity, hence, the share capital of the Company will not increase. After the registration on November 11, 2015, the outstanding nominal value of the bonds, EUR 90 400 000, is convertible into maximum of 37 824 267 new Nokia Shares. On October 8, 2015 Nokia had sent a redemption notice to the holders of the Convertible Bond announcing that all the outstanding bonds would be redeemed on November 26, 2015 at their principal amount plus accrued but unpaid interest, but investors could convert bonds into Nokia Shares until close of business in London on November 17, 2015.

The above updates, in particular, the sections “Operating and Financial Review and Prospects—Nokia—Recent Developments” on page 252 of the Listing Prospectus and “Shares and Share Capital of Nokia—Other Special Rights Entitling to Shares—Convertible Bond” on page 323 of the Listing Prospectus.

Supplements to the section “Risk Factors”

The following risk factor is added to the section “Risk Factors—Risk Factors Relating to Nokia Shares, the Exchange Offer and the Squeeze-Out” of the Listing Prospectus.

The Exchange Offer may not be successful, which will lead to a delisting of the existing Nokia Shares on Euronext Paris.

In conjunction with the Exchange Offer, Nokia has applied for the existing Nokia Shares to be admitted to trading on Euronext Paris. Nokia expects that such Admission will take effect on the trading day following the opening of the French Offer period. If the Exchange Offer is not successful, Nokia intends to delist its Shares from Euronext Paris, in which case the liquidity of such Shares at Euronext Paris will be reduced until completion of such delisting.

The following paragraph is added to the end of the risk factor “The amount of dividend and equity return distributed to shareholders for each financial period is uncertain.” in the section “Risk Factors—Risk Factors Relating to Nokia Shares, the Exchange Offer and the Squeeze-out” on page 95 of the Listing Prospectus.

Furthermore, there can be no assurance that Nokia will pay the planned ordinary or special dividends for 2015 and 2016 or implement the share repurchase plan as announced in Nokia’s stock exchange release dated October 29, 2015 and further described in the section “Dividends and Dividend Policy—Nokia”. In addition to the above mentioned factors, the payment and the amount of such dividend will be subject to the successful Completion of the Exchange Offer as well as the approval of Nokia’s shareholders in each respective year.

Supplements to the section “The Alcatel Lucent Transaction”

The following section is added after the section “The Alcatel Lucent Transaction—Reasons for the Exchange Offer” on page 144 of the Listing Prospectus.

Valuation Criteria for the Exchange Ratio

For purposes of the French Offer Document, Société Générale, the presenting bank of the Exchange Offer on behalf of Nokia, has provided elements to assess the exchange ratio of 0.5500 Nokia Shares for every

Alcatel Lucent Share. This analysis has been established on the basis of a multi-criteria analysis according to the commonly used valuation methodologies taking into account the respective specificities of Nokia and Alcatel Lucent, their sizes and their activities. The analysis contained in the French Offer Document has been presented in Schedule 5 to this supplement, substantially in the form included in the French Offer Document, and is also annexed as Annex F to the Listing Prospectus.

The following paragraphs are added after the last paragraph of the section “The Alcatel Lucent Transaction—Opinion of the Financial Advisor to the Alcatel Lucent Board of Directors” on pages 144–145 of the Listing Prospectus.

On April 14, 2015, Zaoui & Co. S.A. (“Zaoui”) delivered to Alcatel Lucent’s Board of Directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated as of such date, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations described in its written opinion, the exchange ratio proposed to be paid to the holders (other than Nokia and its affiliates) of Alcatel Lucent Shares, Alcatel Lucent ADSs, pursuant to the Exchange Offer was fair from a financial point of view to such holders.

Alcatel Lucent’s Board of Directors further requested that, prior to determining that the Exchange Offer was in the interests of Alcatel Lucent and its stakeholders (including holders of Alcatel Lucent Securities) and recommending that holders of Alcatel Lucent Shares tender their Alcatel Lucent Shares into the Exchange Offer, Zaoui update its fairness opinion. On October 28, 2015, Zaoui delivered to Alcatel Lucent’s Board of Directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated as of such date, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations described in its written opinion, the exchange ratio proposed to be paid to the holders (other than Nokia and its affiliates) of Alcatel Lucent Shares, Alcatel Lucent ADSs, pursuant to the Exchange Offer was fair from a financial point of view to such holders.

The full text of Zaoui’s written opinions dated April 14, 2015 and October 28, 2015, which set forth a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Zaoui in preparing its opinions, are included in Alcatel Lucent’s French response document and the Solicitation/Recommendation Statement on Schedule 14D-9, which are available or will be made available on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-Alcatel-Lucent-transaction. The summary of the written opinions of Zaoui contained above in this supplement are qualified in their entirety by the full text of Zaoui’s written opinions. Zaoui’s advisory services and opinions were provided for the information and assistance of Alcatel Lucent’s Board of Directors in connection with its consideration of the Exchange Offer and whether to determine that the Exchange Offer was in the interests of Alcatel Lucent and its stakeholders (including holders of Alcatel Lucent Securities) and recommend the Exchange Offer to holders of Alcatel Lucent Securities and may not be used for any other purpose without Zaoui’s prior written consent. In addition, Zaoui’s opinions do not constitute a recommendation as to whether any holder of Alcatel Lucent Shares, including Alcatel Lucent ADSs, should tender their Alcatel Lucent Shares or Alcatel Lucent ADSs into the Exchange Offer or as to any other matter.

The following two sections are added after the section “The Alcatel Lucent Transaction—Opinion of the Financial Advisor to the Alcatel Lucent Board of Directors” on pages 144–145 of the Listing Prospectus.

Report of Independent Financial Expert

Prior to making its determination and recommendation at the meeting of October 28, 2015, Alcatel Lucent’s Board of Directors received the independent expert report of the independent expert, Associés en Finance, in accordance with Article 261-1 et seq. of the AMF General Regulation, including the independent expert’s opinion (attestation d’équité), dated as of October 28, 2015, stating that, as of the date of the independent expert report and based upon and subject to the assumptions, qualifications and other considerations set forth therein, the independent expert concluded that the terms of the Exchange Offer by Nokia for Alcatel Lucent Shares and OCEANEs are fair. An unofficial English translation of the full text of the independent expert report of the independent expert, Associés en Finance, dated October 28, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the independent expert report, is included in Alcatel Lucent’s Solicitation/ Recommendation Statement on Schedule 14D-9 which will be made available on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-Alcatel-Lucent-transaction.

Intent to Tender

According to Alcatel Lucent’s Solicitation/Recommendation Statement on Schedule 14D-9 and Alcatel Lucent’s French response document, and subject to the paragraph below, each member of Alcatel Lucent’s Board of Directors (Mr. Philippe Camus, Mr. Francesco Caio, Ms. Carla Cico, Mr. Stuart E. Eizenstat, Ms. Kim Crawford Goodman, Mr. Louis R. Hughes, Mr. Jean C. Monty, Mr. Olivier Piou, Mr. Jean-Cyril Spinetta and Ms. Sylvia Summers) confirmed in the meeting of Alcatel Lucent’s Board of Directors on October 28, 2015 that, within the limit provided by Article 12 of the By-Laws of Alcatel Lucent (i.e., each member shall retain 500 Alcatel Lucent Shares), he or she intends to validly tender or cause to be validly tendered pursuant to the Exchange Offer all Alcatel Lucent Securities held of record or beneficially owned by such director immediately prior to the Expiration Date (other than Alcatel Lucent Securities for which such holder does not have discretionary authority). In addition, the 2010 Annual General Meeting of Alcatel Lucent Shareholders authorized the payment of additional attendance fees (jetons de présence) to directors, subject to each director (i) using the additional fees received (after taxes) to purchase Alcatel Lucent Shares and (ii) holding the acquired Alcatel Lucent Shares for the duration of his or her term of office. As a result, each member of Alcatel Lucent’s Board confirmed that he or she will hold any Alcatel Lucent Shares purchased with these additional fees for so long as he or she remains a director of Alcatel Lucent and any such restrictions remain applicable.

The terms of Alcatel Lucent’s Performance Shares plans and related decisions of Alcatel Lucent’s Board of Directors require that Mr. Philippe Camus continues to hold the Alcatel Lucent Shares granted in connection therewith and the Alcatel Lucent Shares purchased in connection therewith for so long as he remains the Chairman of Alcatel Lucent’s Board of Directors. Mr. Camus is also required to continue to hold any Alcatel Lucent Shares acquired during his term for so long as he remains in office. As a result, Mr. Camus confirmed that he will not be allowed to tender the Shares he holds into the Exchange Offer, given that and for as long as these undertakings to hold the Alcatel Lucent Shares he holds are enforceable.

The foregoing does not include any Alcatel Lucent Securities over which, or with respect to which, any director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Nokia understands that Alcatel Lucent has been informed that, as of the date of this supplement, each executive officer (other than Mr. Camus whose intentions are described above) intends to tender the Alcatel Lucent Securities that he or she holds into the Exchange Offer, subject to any statutory, regulatory or other constraints that may apply.

For the number of Alcatel Lucent Securities held by executive officers and directors as of October 27, 2015, refer to the section “Board of Directors, Management and Auditors—Alcatel Lucent—Management Holdings”.

Certain employee holdings of Alcatel Lucent Shares are managed collectively through the FCP 2AL Mutual Fund (Fonds Commun de Placement Actionnariat Alcatel Lucent) (“FCP 2AL”). FCP 2AL is a special mutual fund (Fonds Commun de Placement d’Entreprise) put in place for the implementation of the incentive agreements and the corporate savings plans, entered into between the companies of the Alcatel Lucent group and their employees. FCP 2AL is categorized as a mutual fund invested in listed securities of the company (FCPE investi en titres cotés de l’entreprise). FCP 2AL’s management objective is to enable the unit holders to participate in Alcatel Lucent’s development by investing a minimum of 95% of assets managed by FCP 2AL in Alcatel Lucent Shares, the remainder being invested in Euro monetary UCITS (OPCVM Monétaire Euro) and/or liquid instruments. FCP 2AL’s performance mirrors the performance of the Alcatel Lucent Shares both upwards and downwards.

The mutual fund supervisory board (conseil de surveillance du Fonds Commun de Placement Actionnariat) of FCP 2AL, which held 1.16% of Alcatel Lucent’s share capital and 2.30% of voting rights of Alcatel Lucent as of June 30, 2015, will decide whether or not to tender the Alcatel Lucent Shares it holds. It will announce such determination in a press release. If such Alcatel Lucent Shares are tendered into the Exchange Offer, the supervisory board of FCP 2AL will amend the rules of the fund, subject to approval of these amendments by the AMF, in order to substitute any reference in the plan to “Alcatel Lucent” by “Nokia”.

Alcatel Lucent will and will cause each of its subsidiaries to tender into the Exchange Offer all Alcatel Lucent Securities held by Alcatel Lucent or any of its subsidiaries as of November 18, 2015, the expected date of the opening of the Exchange Offer, other than those Alcatel Lucent Securities (i) to be granted in lieu of accelerated Alcatel Lucent Performance Shares and (ii) to be granted pursuant to the 2015 Performance Share Plan.

As of October 31, 2015, the last practicable day before the opening of the Exchange Offer, Alcatel Lucent and its subsidiaries held 40 115 700 Alcatel Lucent Shares in treasury, of which (i) 18 307 676 Alcatel Lucent Shares were reserved to be granted in lieu of accelerated Alcatel Lucent Performance Shares and (ii) 3 513 332 Alcatel Lucent Shares were reserved to be granted in lieu of the Alcatel Lucent Stock Option plan that the Alcatel Lucent Board of Directors had considered granting in respect of the year ended December 31, 2015.

For further information on the undertaking to tender accelerated Alcatel Lucent Stock Options and Performance Shares, refer to the section “The Memorandum of Understanding—Additional Exchange Mechanisms”.

The section “The Alcatel Lucent Transaction—Intentions of Nokia over the Next Twelve Months—Nokia Shareholder Meeting—Director Nominee Share Ownership” on page 146 of the Listing Prospectus is amended to read as set out below.

Director Nominee Share Ownership

The following table sets forth the amount of Alcatel Lucent Shares and Alcatel Lucent ADSs owned by each director nominee at the date of this supplement to the knowledge of Nokia.

Name	Alcatel Lucent Shares	Alcatel Lucent ADSs
Louis R. Hughes	37 631	N/A
Jean C. Monty	2 433 703	2 600 003
Olivier Piou	92 658	N/A

The first paragraph of the section “The Alcatel Lucent Transaction—Intentions of Nokia over the Next Twelve Months—Squeeze-out” on pages 149–150 of the Listing Prospectus is replaced with the paragraphs set out below.

Nokia intends to request from the AMF, within three months of the expiration of the French Offer period or the subsequent offering period, if any, the implementation of a squeeze-out in order to transfer to Nokia the remaining outstanding Alcatel Lucent Shares (excluding Alcatel Lucent treasury shares) and/or any OCEANEs not tendered into the Exchange Offer (or the subsequent offering period, if any) if the Conditions are satisfied.

The implementation of a squeeze-out concerning the Alcatel Lucent Shares not tendered into the Exchange Offer (or, as the case may be, the subsequent offering period) (excluding Alcatel Lucent treasury shares) will be possible if the Alcatel Lucent Shares not tendered into the Exchange Offer (or, as the case may be, the subsequent offering period) by minority shareholders (excluding Alcatel Lucent Shares held in treasury) represent not more than 5% of the shares or of the voting rights of Alcatel Lucent, in accordance with the AMF General Regulation. The squeeze-out will concern in particular the Alcatel Lucent Performance Shares subject to a holding period and which would not have been tendered into the Exchange Offer or subsequent offering period, if any.

The implementation of a squeeze-out concerning the OCEANEs not tendered into the Exchange Offer (or the subsequent offering period, if any) will be possible if the Alcatel Lucent Shares not tendered into the Exchange Offer (or the subsequent offering period, if any) held by minority shareholders (excluding Alcatel Lucent Shares held in treasury) and the Alcatel Lucent Shares which may be issued following the conversion of the OCEANEs not tendered into the Exchange Offer (or, as the case may be, the subsequent offering period), represent no more than 5% of the sum of all existing Alcatel Lucent Shares and of the Alcatel Lucent Shares which may be created following the conversion of OCEANEs, in accordance with the provisions of the AMF General Regulation.

Supplements to the section “The Exchange Offer”

The section “The Exchange Offer—Certain Consequences of the Exchange Offer—Delisting of Alcatel Lucent Securities” on page 172 of the Listing Prospectus is amended to read as set out below.

Delisting of Alcatel Lucent Securities

As promptly as practicable after Completion of the Exchange Offer, or if applicable, after the completion of the subsequent offering period, Nokia intends, (i) subject to applicable law and securities exchange regulations, to request from Euronext Paris the delisting of the Alcatel Lucent Shares and OCEANEs from the regulated market of Euronext Paris and (ii) seek to delist the Alcatel Lucent ADSs from the NYSE and, subject to applicable law, to deregister the Alcatel Lucent Shares and Alcatel Lucent ADSs under the U.S. Securities Exchange Act of 1934.

A delisting from Euronext Paris may occur in accordance with the Euronext Paris rules, following a simplified public tender offer, if (i) Nokia holds at least 90% of the voting rights of Alcatel Lucent as of the filing date of the delisting application, (ii) the total value traded on Alcatel Lucent Shares over the last twelve (calendar) months before the filing of the delisting application represents less than 0.5% of Alcatel Lucent’s market capitalization, (iii) the filing of the application is made after a delay of 180 (calendar) days has elapsed between the Exchange Offer and the simplified public tender offer, (iv) Nokia undertakes, for a period of three months following the end of the delisting offer, to acquire at the same price as such simplified public tender offer the Alcatel Lucent Shares of remaining shareholders who have not tendered them into such offer, and (v) Nokia undertakes for a transitional period of one financial year following the year when delisting takes place to publish any crossing up above or below the 95% threshold of the share capital or voting rights of Alcatel Lucent, and to submit no proposal to the General Meeting of Alcatel Lucent’s Shareholders to amend the corporate form to become a simplified joint stock company (société par actions simplifiée).

Pursuant to Articles 6905/1 et. seq. of the Euronext Rule Book, Euronext Paris may delist shares listed on its markets upon a written request of the issuer, which must indicate the reasons of such request. Euronext Paris may decide not to proceed with the delisting of the shares as requested by the issuer if such a delisting affects the equitable, organized and efficient functioning of the market. Euronext Paris may also subject the delisting of the Alcatel Lucent Shares to any additional conditions which it deems appropriate.

The following section is added after the section “The Exchange Offer—Matters Relevant for Holders of OCEANEs—Early Redemption of a Series of OCEANEs If the Outstanding OECANEs of Such Series Represent Less Than 15% of the Issued OCEANEs of any Such Series” on page 176 of the Listing Prospectus.

Payment of interest with respect to the 2018 OCEANEs

Holders of the 2018 OCEANEs are reminded that the next interest with respect to the 2018 OCEANEs will occur on January 4, 2016 and will be paid to the holders of record of the 2018 OCEANEs on December 31, 2015. Since the Exchange Offer is not expected to complete until after December 31, 2015, Nokia would not become a holder of record of the 2018 OCEANEs until after the record date for the next interest payment. Accordingly, Nokia understands that the next interest payment with respect to the 2018 OCEANEs will be made by Alcatel Lucent to the record holders of the 2018 OCEANEs on December 31, 2015 whether or not they have tendered their 2018 OCEANEs into the Exchange Offer.

The section “The Exchange Offer—Treatment of Alcatel Lucent Stock Options and Alcatel Lucent Performance Shares” is amended to read as set out below.

Treatment of Alcatel Lucent Stock Options and Alcatel Lucent Performance Shares

Alcatel Lucent Stock Options

Alcatel Lucent has granted Alcatel Lucent Stock Options within the framework of several plans during 2006, 2007, 2008, 2009, 2010, 2011, 2012 and 2013, the main features of which are set out on pages A-122 to A-132 of Annex A of the Listing Prospectus. For the 2014 financial year, Nokia and Alcatel Lucent agreed in the Memorandum of Understanding that the allocation of Alcatel Lucent Stock Options would be replaced by the allocation of Alcatel Lucent Shares.

The holders of Alcatel Lucent Stock Options who wish to tender the Alcatel Lucent Shares to which such Alcatel Lucent Stock Options give them rights in the Exchange Offer need to exercise their Alcatel Lucent Stock Options sufficiently in advance of the Expiration Date, or expiration date of any subsequent offering period in order for the underlying Alcatel Lucent Shares to be issued and tendered into the Exchange Offer prior to the Expiration Date, or during the subsequent offering period, if any.

As far as Nokia is aware, as of October 31, 2015, there were 81 040 440 Alcatel Lucent Stock Options outstanding, of which 67 452 250 were vested and exercisable.

Alcatel Lucent will offer to holders of unvested Alcatel Lucent Stock Options granted prior to April 15, 2015 (13 588 190 Alcatel Lucent Stock Options as of October 31, 2015, to Nokia’s knowledge), an option to accelerate their Alcatel Lucent Stock Options subject to the Completion of the Exchange Offer, the beneficiaries having satisfied the presence condition on the Expiration Date and the beneficiaries having undertaken to exercise their accelerated Alcatel Lucent Stock Options and all vested Alcatel Lucent Stock Options held by them (except, as the case may be, those that are subject to a tax lock-up period provided by French or Belgian laws) and to sell their Alcatel Lucent Shares resulting from the exercise of the Alcatel Lucent Stock Options in the market no later than two French trading days before the last day of the subsequent offering period or, in case there is no subsequent offering period, before the squeeze-out.

The holders will be released from their commitment to exercise the Alcatel Stock Options and sell the resulting Alcatel Lucent Shares if the sum of the exercise price of these Alcatel Lucent Stock Options and the costs and expenses relating to the exercise and sale is higher than the sale price of the resulting Alcatel Lucent Shares. Upon accepting the acceleration mechanism, these beneficiaries will irrevocably accept the terms and conditions of the liquidity agreement described in “The Exchange Offer—Treatment of Alcatel Lucent Stock Options and Performance Shares—Liquidity Mechanism” with respect to the Alcatel Lucent Stock Options not exercised pursuant to the preceding sentence. Likewise, holders will also irrevocably accept the terms and conditions of the liquidity mechanism described in “The Exchange Offer—Treatment of Alcatel Lucent Stock Options and Performance Shares—Liquidity Mechanism” with respect to the Alcatel Lucent Stock Options subject to a tax lock-up period provided by French or Belgian law, unless they opted for an acceleration agreement which covers such Alcatel Lucent Stock Options.

In certain jurisdictions, the mechanisms described above may be adjusted to comply with possible applicable legal, regulatory or other local constraints.

For the beneficiaries of Alcatel Lucent Stock Options who do not accept such acceleration, the terms and conditions of their Alcatel Lucent Stock Options will remain unchanged, including presence conditions and, as the case may be, performance conditions. Some of these holders may furthermore benefit from a liquidity mechanism, under certain conditions and insofar the applicable regulations allow it (see “The Exchange Offer—Treatment of Alcatel Lucent Stock Options and Performance Shares—Liquidity Mechanism”).

Nokia understands that Alcatel Lucent had considered issuing, and ultimately did not issue, Alcatel Lucent Stock Options to its employees with respect to the 2014 financial year. As a replacement for these Alcatel Lucent Stock Options, Alcatel Lucent will provide the holders the opportunity to receive Alcatel Lucent Shares (a maximum total number of 3 507 185 as of October 31, 2015) according to the ratio of one Alcatel Lucent Share per two Alcatel Lucent Stock Options. This grant of Alcatel Lucent Shares will be subject to the Completion of the Exchange Offer, the holders having satisfied the presence condition on the Expiration Date and the beneficiaries having undertaken to sell the Alcatel Lucent Shares on the market no later than two French trading days before the last day of the subsequent offering period.

In certain jurisdictions, the mechanisms described above may be adjusted to comply with possible applicable legal, regulatory or other local constraints.

Alcatel Lucent Performance Shares

Alcatel Lucent has granted to its employees Alcatel Lucent Performance Shares within the framework of several plans during 2008, 2009, 2010, 2011, 2012, 2013 and 2014, the main features of which are set out on pages A-122 to A-132 of Annex A of the Listing Prospectus. Issuance of additional Performance Shares was decided on July 29, 2015.

To Nokia’s knowledge, as of October 31, 2015, there are 28 188 080 unvested Alcatel Lucent Performance Shares and 2 506 385 vested Alcatel Lucent Performance Shares that remain subject to a holding period which is not expected to expire prior to the Expiration Date.

Alcatel Lucent will offer to holders of the Alcatel Lucent Performance Shares granted before the execution of the Memorandum of Understanding, namely on April 15, 2015, and still subject to a vesting period (18 217 530 Alcatel Lucent Performance Shares as of October 31, 2015, to Nokia’s knowledge), an option to waive their rights under the Alcatel Lucent Performance Shares plans in exchange for an indemnity payable in unrestricted Alcatel Lucent Shares and subject to the Completion of the Exchange Offer, the beneficiaries having satisfied the presence condition on the Expiration Date and the beneficiaries having undertaken to sell the Alcatel Lucent Shares thus received on the market no later than two French trading days before the last day of the subsequent offering period.

In certain jurisdictions, the mechanisms described above may be adjusted to comply with possible applicable legal, regulatory or other local constraints.

The terms and conditions of the Alcatel Lucent Performance Shares held by beneficiaries who do not accept such a waiver, will remain unchanged, including the presence or performance conditions, it being understood however that the Alcatel Lucent Board of Directors decided, concerning the performance conditions, to amend them, in case of a Reduced Liquidity (as defined in “The Exchange Offer—Treatment of Alcatel Lucent Stock Options and Performance Shares—Liquidity Mechanism”), in order to replace the stock market price of Alcatel Lucent by the stock market price of Nokia as reference stock market price and adjust the reference representative sample. In addition, certain holders may benefit from a liquidity mechanism, under certain conditions and insofar it is allowed by the applicable legal, regulatory or other local constraints (see “The Exchange Offer—Treatment of Alcatel Lucent Stock Options and Performance Shares—Liquidity Mechanism”).

With respect to the Alcatel Lucent Performance Shares subject to a vesting period and granted after April 15, 2015, the underlying beneficiaries will benefit from a liquidity mechanism, under certain conditions and insofar it is allowed by the applicable legal, regulatory or other local constraints (see “The Exchange Offer—Treatment of Alcatel Lucent Stock Options and Performance Shares—Liquidity Mechanism”).

With respect to the vested Alcatel Lucent Performance Shares of beneficiaries who are French tax residents but subject to a holding period, the underlying beneficiaries may tender their Alcatel Lucent Performance Shares into the Exchange Offer, in spite of legal lock-up period. Article L. 225-197-1(III) of the French Commercial Code provides that in an exchange without cash consideration of free shares during the holding period in a public exchange offer, the remaining holding period remains applicable to the shares issued as consideration in the context of the Exchange Offer (see “The Exchange Offer—Treatment of Alcatel Lucent Stock Options and Performance Shares—Liquidity Mechanism”). Thus, Nokia Shares received in exchange will be subject to the remaining holding period.

Liquidity Mechanism

Liquidity Offered to Holders of Alcatel Lucent Stock Options and Beneficiaries of Alcatel Lucent Performance Shares Allocated before 2015

Pursuant to the Memorandum of Understanding, Nokia will propose a liquidity agreement to the French tax residents who are beneficiaries of the following plans, as a result of tax constraints to which they are subject:

•	Alcatel Lucent Performance Share Plans No. A0914RUROW and No. A0914RPROW dated September 15, 2014, namely, a maximum number of 1 796 429 Alcatel Lucent Shares as of October 31, 2015, to Nokia’s knowledge;

•	Alcatel Lucent Stock Options Plan No. A0812NHFR2 dated August 13, 2012, namely, a maximum number of 26 420 Alcatel Lucent Shares as of October 31, 2015, to Nokia’s knowledge;

•	Alcatel Lucent Stock Options Plan No. A0312COFR2, No. A0312CPFR2, and No. A0312NHFR2 dated March 14, 2012, namely, a maximum number of 1 474 681 Alcatel Lucent Shares as of October 31, 2015, to Nokia’s knowledge.

This liquidity agreement will also be offered to Belgian tax residents who are beneficiaries of the following plan, provided that they opted for the taxation at the grant on a reduced basis of these Alcatel Lucent Stock Options and that they committed to hold these Alcatel Lucent Stock Options:

•	Alcatel Lucent Stock Options Plan No. A0713COBE2 dated July 12, 2013, namely, a maximum number of 170 637 Alcatel Lucent Shares as of October 31, 2015, to Nokia’s knowledge.

Pursuant to this liquidity agreement, if the market of the Alcatel Lucent Shares does not have sufficient liquidity, in particular in case of (i) delisting of the Alcatel Lucent Shares, (ii) holding by Nokia of more than 85% of the Alcatel Lucent Shares or (iii) average daily trading volume of Alcatel Lucent Shares on Euronext Paris falling below 5 000 000 Alcatel Lucent Shares for 20 consecutive French trading days (any such event, a “Reduced Liquidity”), the Alcatel Lucent Shares received by holders of Alcatel Lucent Stock Options will automatically be exchanged for Nokia Shares, or for a cash consideration equal to the market value of such Nokia Shares, upon exercise of these Alcatel Lucent Stock Options after expiration of the applicable lock-up period. This liquidity agreement also provides that the relevant Alcatel Lucent Performance Shares would be automatically exchanged by Nokia into Nokia Shares, or for cash consideration equal to the market value of such Nokia Shares, shortly after the expiration the lock-up period.

The exchange ratio to be offered in liquidity agreements would be consistent with the exchange ratio of the Exchange Offer, subject to certain adjustments, in case of certain financial transactions of Nokia or Alcatel Lucent, in order for the holders of Alcatel Lucent Stock Options and beneficiaries of Alcatel Lucent Performance Shares to be able to obtain the same value in Nokia Shares or in cash that they would have obtained if such a transaction had not taken place.

In addition, a liquidity agreement will be proposed with respects to (i) the vested Alcatel Lucent Stock Options not covered by the selling undertaking described in “The Exchange Offer—Treatment of Alcatel Lucent Stock Options and Performance Shares—Alcatel Lucent Stock Options” where the sum of the exercise price and the costs and expenses relating to this exercise will represent more than 90% of the Alcatel Lucent Share price as of the closing of the last day of the subsequent offering period on Euronext Paris and (ii) the unvested and vested Alcatel Lucent Stock Options to be subject to a liquidity agreement as described in “The Exchange Offer—Treatment of Alcatel Lucent Stock Options and Performance Shares—Alcatel Lucent Stock Options” of the Listing Prospectus. This liquidity agreement will be settled as described above, either in Nokia Shares or for cash consideration equal to the market value of such Nokia Shares.

The liquidity agreement referred to in “The Exchange Offer—Treatment of Alcatel Lucent Stock Options and Performance Shares—Alcatel Lucent Stock Options” of the Listing Prospectus concerning the beneficiaries who make the choice of the acceleration will be accepted by these holders at the same time as the acceleration agreement.

In certain jurisdictions, the mechanisms described above may be adjusted to comply with possible applicable legal, regulatory or other local constraints.

Liquidity offered to holders of Alcatel Lucent Stock Options and beneficiaries of Alcatel Lucent Performance Shares allocated in 2015

Pursuant to the Memorandum of Understanding, Nokia and Alcatel Lucent have agreed to enter into a liquidity agreement with all beneficiaries of Alcatel Lucent Performance Shares granted after April 15, 2015, pursuant to which, in case of a Reduced Liquidity at the date of expiration of the applicable vesting period, all Alcatel Lucent Performance Shares, representing, to the knowledge of Nokia, a maximum of 9 970 550 Alcatel Lucent Shares as of October 31, 2015 would be automatically exchanged by Nokia for Nokia Shares, or for a cash consideration equal to the market value of the Nokia Shares, shortly after the end of the vesting period.

The exchange ratio to be offered in liquidity agreements would be consistent with the exchange ratio of the Exchange Offer, subject to certain adjustments, in case of financial transactions of Nokia or Alcatel Lucent, in order for the beneficiaries of Alcatel Lucent Performance Shares to be able to obtain the same value in Nokia Shares that they would have obtained if such a transaction had not taken place.

In certain jurisdictions, the mechanisms described above may be adjusted to comply with possible applicable legal, regulatory or other local constraints.

Supplements to the section “Unaudited Pro Forma Condensed Combined Financial Information”

The second bullet point of the section “Unaudited Pro Forma Condensed Combined Financial Information—Alcatel Lucent Stock Options” on page 198 of the Listing Prospectus is amended to read as set out below.

•	Pursuant to the Memorandum of Understanding, Alcatel Lucent agreed to accelerate or waive certain terms of the Alcatel Lucent Stock Options granted before April 15, 2015, subject to certain conditions.

The third bullet point of the section “Unaudited Pro Forma Condensed Combined Financial Information—Alcatel Lucent Performance Shares” on page 199 of the Listing Prospectus is amended to read as set out below.

•	In respect of beneficiaries who elect not to accept the acceleration, the terms and conditions of their Alcatel Lucent Performance Shares will remain unchanged, including the performance conditions and the presence conditions. The Alcatel Lucent Board of Directors decided to amend the performance conditions in the case of a Lack of Liquidity.

Supplements to the section “Board of Directors, Management and Auditors”

The following paragraph and table are added to the section “Board of Directors, Management and Auditors—Alcatel Lucent—Management Holdings” on page 311 of the Listing Prospectus.

The following table sets forth as of October 27, 2015, the latest practicable date before the determination and recommendation by Alcatel Lucent’s Board of Directors in respect of the Exchange Offer, the approximate aggregate amount of consideration that Alcatel Lucent’s executive officers and directors as of that date would be entitled to receive in connection with the Completion of the Exchange Offer, assuming that such executive officers and directors (1) validly tender all Shares and ADSs held by them pursuant to the Exchange Offer, (2) exercise all Stock Alcatel Lucent Stock Options held by them for Alcatel Lucent Shares and validly tender such Alcatel Lucent Shares into the Exchange Offer, (3) exchange all Performance Shares held by them (other than Performance Shares granted pursuant to the 2015 Performance Share Plan, which will not be accelerated in connection with the Exchange Offer and will remain subject to presence and performance conditions) for Alcatel Lucent Shares and validly tender such Alcatel Lucent Shares into the Exchange Offer and (4) receive cash compensation in respect of all performance units granted to them. Unless otherwise indicated, estimated values are calculated based on the closing price of the Nokia Shares as of October 27, 2015 of EUR 5.95 and the exchange ratio of 0.5500, resulting in an implied value of EUR 3.27 per Alcatel Lucent Share. Refer also to the section “The Alcatel Lucent Transaction—Intent to Tender”.

Name and Title	Number of Alcatel Lucent Shares and Alcatel Lucent ADSs[1]	Estimated Value Alcatel Lucent Shares and Alcatel Lucent ADSs (in EUR)	Number of Alcatel Lucent Stock Options[2]	Estimated Value of Alcatel Lucent Stock Options[3] (in EUR)	Number of Performance Shares[4]	Estimated Value of Performance Shares (in EUR)	Number of Performance Units[5]	Estimated Value of Performance Units[6] (in EUR)	Estimated Total Value of Consi- deration (in EUR)
Philippe Camus (Chairman & Interim CEO)	1 131 352	3 699 521	—	—	—	—	400 000	1 304 000	5 003 521
Jean C. Monty (Vice Chairman)	5 033 706	16 460 219	—	—	—	—	—	—	16 460 219
Francesco Caio (Director)	5 803	18 976	—	—	—	—	—	—	18 976
Carla Cico (Director)	33 062	108 113	—	—	—	—	—	—	108 113
Stuart E. Eizenstat (Director)	33 668	110 094	—	—	—	—	—	—	110 094
Kim Crawford Goodman (Director)	10 053	32 873	—	—	—	—	—	—	32 873
Louis R. Hughes (Director)	37 631	123 053	—	—	—	—	—	—	123 053
Olivier Piou (Director)	92 658	302 992	—	—	—	—	—	—	302 992
Jean-Cyril Spinetta (Director)	33 494	109 525	—	—	—	—	—	—	109 525
Sylvia Summers (Director)	500	1 635	—	—	—	—	—	—	1 635
Total Other
Executive Officers[7]	403 078	1 318 065	849 100	733 622	311 975	1 020 158	2 805 000	9 144 300	12 216 146
Total	6 815 005	22 285 066	849 100	733 622	311 975	1 020 158	3 205 000	10 448 300	34 487 147

[1]	Includes certain Alcatel Lucent Shares held by directors that are subject to restrictions and may not be tendered into the Exchange Offer. In particular:
(a)	Article 12 of Alcatel Lucent’s By-Laws requires each director to hold at least 500 Alcatel Lucent Shares. As a result, Alcatel Lucent expects that no director will tender the 500 Alcatel Lucent Shares he or she holds in compliance with this requirement.
(b)	The 2010 Annual General Meeting of Alcatel Lucent Shareholders authorized the payment of additional fees to directors, subject to each director (i) using the additional attendance fees (jetons de présence) received (after taxes) to purchase Alcatel Lucent Shares and (ii) holding the acquired Alcatel Lucent Shares for the duration of his or her term of office.
(c)	The terms of Alcatel Lucent’s Performance Shares Plans and related decisions of Alcatel Lucent’s Board of Directors require that Mr. Philippe Camus continues to hold the Alcatel Lucent Shares granted in connection therewith and the Alcatel Lucent Shares purchased in connection therewith for so long as he remains the Chairman of Alcatel Lucent’s Board of Directors. Mr. Camus is also required to continue to hold any Alcatel Lucent Shares acquired during his term for so long as he remains in office.
[2]	Includes Alcatel Lucent Stock Options granted prior to the date of the Memorandum of Understanding which Alcatel Lucent’s Board of Directors has resolved to accelerate.
[3]	Calculated using a weighted average exercise price for the Alcatel Lucent Stock Options of EUR 2.406.
[4]	Includes Alcatel Lucent Performance Shares granted prior to the date of the Memorandum of Understanding which Alcatel Lucent’s Board of Directors has resolved to accelerate, but excludes those Performance Shares granted pursuant to the 2015 Performance Share Plan, which will not be accelerated in connection with the Exchange Offer and will remain subject to presence and performance conditions.
[5]	Includes performance units granted prior to the date of the Memorandum of Understanding which Alcatel Lucent’s Board of Directors has resolved to accelerate, but excludes those performance units with performance conditions relating to periods prior to the date of the Memorandum of Understanding for which the relevant conditions were not satisfied.
[6]	Calculated based on the right to receive compensation in cash in respect of each performance unit equal to the value of one Alcatel Lucent Share and based on the closing price of Alcatel Lucent Shares on October 27, 2015 of EUR 3.26.
[7]	The other executive officers of Alcatel Lucent as of the date of this supplement to Listing Prospectus are Mr. Jean Raby, Mr. Philippe Keryer, Ms. Nicole Gionet, Mr. Tim Krause and Mr. Philippe Guillemot who, together with Mr. Camus, comprised the Management Committee of Alcatel Lucent.

Supplements to Annexes of the Listing Prospectus

The amendment agreement of the Memorandum of Understanding, dated October 28, 2015 contained in Schedule 4 of this supplement is annexed to the Listing Prospectus as new Annex E.

The financial analysis of the Exchange Offer, prepared by Société Générale and contained in Schedule 5 of this supplement, is annexed to the Listing Prospectus as new Annex F.

Annex C of the Listing Prospectus containing the independent auditor’s assurance report on the profit forecast is replaced with the updated independent auditor’s assurance report on the profit forecast included in Schedule 6 of this supplement.

The Availability of the Supplement

The supplement is available as of November 16, 2015 on the Company’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-alcatel-lucent-transaction, and as of November 17, 2015 at the office of Nokia at Karaportti 3, FI-02610 Espoo, Finland, and the reception of Nasdaq Helsinki at Fabianinkatu 14, FI-00100 Helsinki, Finland.

Schedule 1

CAPITALIZATION AND INDEBTEDNESS OF NOKIA

The following table sets forth Nokia Group’s capitalization and indebtedness (a) as at September 30, 2015 derived from the unaudited interim report of Nokia for the nine months ended on September 30, 2015; (b) as at June 30, 2015 derived from the unaudited interim report of Nokia for the six months ended on June 30, 2015; and (c) on a pro forma basis illustrating the effect of the Exchange Offer as if it had occurred on June 30, 2015. This table should be read together with Nokia’s interim report for the six months ended on June 30, 2015, Nokia’s interim report for the nine months ended on September 30, 2015, and other consolidated financial statements, all of which are incorporated by reference into this Listing Prospectus, as well as the following sections: “Operating and Financial Review and Prospects—Nokia”, including “—Liquidity and Capital Resources” and the section “Unaudited Pro Forma Condensed Combined Financial Information”.

EUR million	As of September 30, 2015 Actual (unaudited)	As of June 30, 2015 Actual (unaudited)	As of June 30, 2015 Pro forma[1] (unaudited)
Capitalization
Short-term interest-bearing liabilities	64	103	2 556
Unguaranteed/Unsecured	64	103
Guaranteed/Secured	—	—
Long-term interest-bearing liabilities	2 702	2 685	4 306
Unguaranteed/Unsecured	2 702	2 685
Guaranteed/Secured	—	—

Total interest-bearing liabilities	2 766	2 788	6 862
Shareholders’ equity
Share capital	246	246
Share issue premium	416	401
Treasury shares at cost	(721)	(731)
Translation differences	1 416	1 395
Fair value and other reserves	129	168
Reserve for invested non-restricted equity	3 071	3 081
Retained earnings	4 504	4 359

Capital and reserves attributable to equity holders of the parent	9 060	8 919	21 742
Non-controlling interest	41	59	938
Total equity	9 101	8 979	22 681

Total shareholders’ equity and interest-bearing liabilities	11 867	11 767	29 543
Net indebtedness
Cash and cash equivalents	4 551	3 983	10 530
Available-for-sale investments, liquid assets	1 752	2 065	3 834
Investments at fair value through profit and loss, liquid assets	583	570	570

Liquidity	6 886	6 618	14 934
Current portion of long-term interest bearing liabilities	1	1	2 097
Short-term borrowings	63	102	459

Total short-term interest bearing liabilities	64	103	2 556
Net current financial indebtedness (net cash)	6 822	6 515	12 378
Long-term interest-bearing liabilities	2 702	2 685	4 306

Net financial indebtedness (net cash)	4 120	3 830	8 072

[1]	For information on the pro forma adjustments and the basis for preparing the information set forth in this column, refer to the section “Unaudited Pro Forma Condensed Combined Financial Information”.

On October 8, 2015, Nokia announced that it had decided to exercise its option to redeem its EUR 750 million Convertible Bond due in 2017 on November 26, 2015. On November 11, 2015 a total of 275 899 571 new Nokia Shares have been registered with the Trade Register. The shares were subscribed for by using the conversion right pertaining to Nokia’s EUR 750 million Convertible Bond. The conversion amount, EUR 659.4 million is recorded into the reserve for invested non-restricted equity, hence, the share capital of the Company will not increase. After this registration, the outstanding nominal value of the bonds, EUR 90.4 million is convertible into maximum of 37 824 267 new Nokia Shares. The pro forma column above has not been adjusted for the impact of this decision of early redemption of the Convertible Bond. Refer to the section “Shares and Share Capital of Nokia—Other Special Rights Entitling to Shares—Convertible Bond” for more information about the Convertible Bond.

For information on Nokia’s contractual, contingent and off-balance sheet liabilities, refer to the sections “Operating and Financial Review—Nokia—Liquidity and Capital Resources—Commitments and Contingencies”, “—Contractual Obligations” and “—Off-balance Sheet Liabilites”.

Schedule 2

Readers should note that the amended paragraphs or information, as applicable, have been marked with an asterisk (*).

SELECTED FINANCIAL INFORMATION

The following tables set forth selected consolidated financial information for Nokia. This information is qualified by reference to, and should be read in conjunction with, Nokia’s consolidated financial statements and the notes thereto for the years ended December 31, 2014, 2013 and 2012 and the unaudited interim report for the nine months ended on September 30, 2015, all of which are incorporated by reference into this Listing Prospectus. The selected consolidated historical income statement and statement of cash flow data for the years ended December 31, 2014, 2013 and 2012 and the consolidated statement of financial position data as of December 31, 2014, 2013 and 2012 have been derived from Nokia’s audited consolidated financial statements for the respective years, prepared in accordance with the International Financial Reporting Standards (“IFRS”). The selected consolidated historical income statement and statement of cash flow data for the nine month periods ended September 30, 2015 and 2014 and the consolidated statement of financial position as of September 30, 2015 have been derived from Nokia’s unaudited interim report for the nine months ended on September 30, 2015 prepared in accordance with IFRS.*

In September 2013, Nokia announced the sale of substantially all of its Devices & Services Business to Microsoft. Subsequent to the approval for the sale received in the Extraordinary General Meeting in November 2013, Nokia Group has presented Devices & Services Business as discontinued operations. The sale was completed on April 25, 2014. In the consolidated income statement for the year 2013 the financial results of the Devices & Services Business were reported as discontinued operations separately from the continuing operations. The income statement information for the year 2012 were restated accordingly. As of January 1, 2013 Nokia adopted new revised IAS 19 Employee Benefits standard. As a result, the net pension liabilities and other comprehensive income were impacted mainly by the retrospectively applied elimination of the ’corridor’ approach and financial information for the year 2012 were adjusted accordingly. Thus, the restated information for the year 2012 presented in the following tables is unaudited.

On August 3, 2015, Nokia announced an agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG. In the consolidated income statement for the nine months ended September 30, 2015 HERE, has been reported as discontinued operations separately from the continuing operations. The income statement information for the comparative nine months period ended September 30, 2014 and for the year 2014 were restated accordingly. Thus, the restated consolidated income statement information for the year 2014 presented in the following table is unaudited. HERE has been reported as part of Nokia’s continuing operations in the consolidated financial information for the financial years ended December 31, 2013 and 2012.*

Nokia

Selected Historical Consolidated Financial Information for Nokia

	Year ended December 31,			Nine months ended September 30,
	2014*	2013	2012	2015*	2014*
	(unaudi- ted)	(audited)	(unaudi- ted)	(unaudited)
CONSOLIDATED INCOME STATEMENT	(in EUR million, except for shares outstanding and earnings per share)			(in EUR million, except for shares outstanding and earnings per share)
Net Sales	11 763	12 709	15 400	8 890	8 253
Cost of Sales	(6 855)	(7 364)	(9 841)	(5 109)	(4 779)

Gross profit	4 907	5 345	5 559	3 781	3 474
Research and development expenses	(1 948)	(2 619)	(3 081)	(1 576)	(1 401)
Selling, general and administrative expenses	(1 453)	(1 671)	(2 062)	(1 171)	(1 043)
Impairment of goodwill		—	—
Other income and expenses	(95)	(536)[1]	(1 237)[2]	15	(87)

Operating profit/(loss)	1 412	519	(821)	1 047	944
Share of results of associated companies	(12)	4	(1)	12	(9)
Financial income and expenses	(401)	(280)	(357)	(134)	(357)

Profit/(loss) before tax	999	243	(1 179)	925	578
Income tax (expense)/benefit	1 718	(202)	(304)	(230)	1 814

Profit/(loss) from continuing operations	2 717	41	(1 483)	695	2 393

Attributable to:
Equity holders of the parent	2 709	186	(771)	694	2 386
Non-controlling interests	8	(145)	(712)	1	7

(Loss)/profit from discontinued operations	759	(780)	(2 303)	(19)	638

Attributable to:
Equity holders of the parent	752	(801)	(2 334)	(19)	632
Non-controlling interests	6	21	31	0	6
Profit/(loss)	3 476	(739)	(3 786)	676	3 031

Attributable to:
Equity holders of the parent	3 462	(615)	(3 105)	675	3 018
Non-controlling interests	14	(124)	(681)	1	13
Earnings per share
Basic earnings per share (in EUR)
Continuing operations	0.73	0.05	(0.21)	0.19	0.64
Discontinued operations	0.20	(0.22)	(0.63)	(0.01)	0.17
Profit/(loss)	0.94	(0.17)	(0.84)	0.19	0.81
Diluted earnings per share (in EUR)
Continuing operations	0.67	0.05	(0.21)	0.18	0.58
Discontinued operations	0.18	(0.22)	(0.63)	0.00	0.15
Profit/(loss)	0.85	(0.17)	(0.84)	0.18	0.73
Average number of shares (’000 shares)
Basic

Continuing operations	3 698 723	3 712 079	3 710 845	3 629 466	3 709 407
Discontinued operations	3 698 723	3 712 079	3 710 845	3 629 466	3 709 407
Nokia Group	3 698 723	3 712 079	3 710 845	3 629 466	3 709 407
Diluted
Continuing operations	4 131 602	3 733 364	3 710 845	3 951 467	4 177 840
Discontinued operations	4 131 602	3 712 079	3 710 845	3 951 467	4 177 840
Profit/(loss)	4 131 602	3 712 079	3 710 845	3 951 467	4 177 840

[1]	Consist of “Other income” of EUR 272 million and “Other expenses” of EUR (808) million.
[2]	Consist of “Other income” of EUR 276 million and “Other expenses” of EUR (1 513) million.

	Year ended December 31,			Nine months ended September 30,
	2014*	2013	2012	2015*	2014*
	(unaudi- ted)	(audited)	(unaudited)	(unaudited)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	(in EUR million)			(in EUR million)
Profit/(loss)	3 476	(739)	(3 786)	676	3 031
Other comprehensive income/(expense)
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit plans	(275)	83	(228)	95	(188)
Income tax related to items that will not be reclassified to profit or loss	96	(3)	22	(21)	57
Items that may be reclassified subsequently to profit or loss:
Translation differences	820	(496)	41	443	631
Net investment hedges	(167)	114	(58)	(151)	(111)
Cash flow hedges	(30)	3	(41)	18	(53)
Available-for-sale investments	106	49	35	22	66
Other increase, net	39	5	10	2	39
Income tax related to items that may be reclassified subsequently to profit or loss	16	1	12	23	10

Other comprehensive income/(expense), net of tax	606	(244)	(207)	431	451

Total comprehensive income	4 082	(983)	(3 993)	1 107	3 482

Attributable to:
Equity holders of the parent	4 061	(863)	(3 281)	1 104	3 467
Non-controlling interests	21	(120)	(712)	3	15
	4 082	(983)	(3 993)	1 107	3 482
Attributable to equity holders of the parent:
Continuing operations	3 574	34	(831)	1 401	2 845
Discontinued operations	487	(897)	(2 450)	(297)	622
	4 061	(863)	(3 281)	1 104	3 467
Attributable to non-controlling interests:
Continuing operations	16	(139)	(740)	3	12
Discontinued operations	5	19	28	0	3

	21	(120)	(712)	3	15

	As of December 31,			As of September 30,
	2014	2013	2012	2015*
	(audited)	(audited)	(unaudited)	(unaudited)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION	(in EUR million)			(in EUR million)
ASSETS
Goodwill	2 563	3 295	4 876	229
Other intangible assets	350	296	647	332
Property, plant and equipment	716	566	1 431	667
Investments in associated companies	51	65	58	66
Available-for-sale investments	828	741	689	964
Deferred tax assets	2 720	890	1 279	2 647
Long-term loans receivable	34	96	125	56
Prepaid pension costs[1]	31	38	152	19
Other non-current assets[1]	47	61	66	42

Non-current assets	7 339	6 048	9 323	5 022
Inventories	1 275	804	1 538	1 159
Accounts receivable, net of allowances for doubtful accounts	3 430	2 901	5 551	3 380
Prepaid expenses and accrued income	913	660	2 682	817
Current income tax assets	124	146	495	187
Current portion of long-term loans receivable	1	29	35	2
Other financial assets	266	285	451	116
Investments at fair value through profit and loss, liquid assets	418	382	415	583
Available-for-sale investments, liquid assets	2 127	956	542	1 752
Cash and cash equivalents[2]	5 170	7 633	8 952	4 551

Current assets	13 724	13 796	20 661	12 547
Assets held for sale		89	—
Assets of disposal groups classified as held for sale	0	5 258	—	2 962

Total assets	21 063	25 191	29 984	20 531
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246	246
Share issue premium	439	615	446	416
Treasury shares at cost	(988)	(603)	(629)	(721)
Translation differences	1 099	434	746	1 416
Fair value and other reserves	22	80	(5)	129

Reserve for invested non-restricted equity	3 083	3 115	3 136	3 071
Retained earnings	4 710	2 581	3 997	4 504

Capital and reserves attributable to equity holders of the parent	8 611	6 468	7 937	9 060
Non-controlling interests	58	192	1 302	41

Total equity	8 669	6 660	9 239	9 101
Long-term interest-bearing liabilities	2 576	3 286	5 087	2 702
Deferred tax liabilities	32	195	701	72
Deferred revenue and other long-term liabilities	2 197	630	997	1 772
Provisions	301	242	304	283

Non-current liabilities	5 106	4 353	7 089	4 829
Current portion of long-term interest-bearing liabilities	1	3 192	201	1
Short-term borrowings	115	184	261	63
Other financial liabilities	174	35	90	95
Current income tax liabilities	481	484	499	433
Accounts payable	2 313	1 842	4 394	1 722
Accrued expenses, deferred revenue and other liabilities	3 632	3 033	6 223	3 272
Provisions	572	680	1 988	495

Current liabilities	7 288	9 450	13 656	6 080
Liabilities of disposal groups classified as held for sale	0	4 728	—	521

Total shareholders’ equity and liabilities	21 063	25 191	29 984	20 531

[1]	Prepaid pension costs previously reported under “Other non-current assets” have been reported separately since June 30, 2015. The information for prior periods presented has been adjusted accordingly.
[2]	Since June 30, 2015, “Bank and cash” and “Available for sale investments, cash equivalents” have been reported as a single line item “Cash and cash equivalents”. The information for prior periods presented has been adjusted accordingly.

	Year ended December 31,			Nine months ended September 30,
	2014	2013	2012	2015*	2014*
	(audited)			(unaudited)
CONSOLIDATED STATEMENT OF CASH FLOWS	(in EUR million)			(in EUR million)
Net cash from/(used in) operating activities	1 275	72	(354)	46	1 051
Net cash from/(used in) investing activities	886	(691)	562	(106)	761
Net cash used in financing activities	(4 576)	(477)	(465)	(552)	(4 363)
Foreign exchange adjustment	(48)	(223)	(27)	(8)	(24)
Net increase/decrease in cash and equivalents	(2 463)	(1 319)	(284)	(620)	(2 575)
Cash and cash equivalents at beginning of period	7 633	8 952	9 236	5 170	7 633
Cash and cash equivalents at end of period	5 170	7 633	8 952	4 551	5 058

Key Ratios

	Year ended December 31,				Nine months ended September 30,
	2014*	2013		2012	2015*	2014*
	(unaudited)				(unaudited)
Key ratios at the reporting date*, continuing operations
Earnings per share for profit attributable to equity holders of parent
Earnings per share, basic, EUR	0.73	0.05	[1]	(0.21)	0.19	0.64
Earnings per share, diluted, EUR	0.67	0.05	[1]	(0.21)	0.18	0.58
P/E ratio, basic	8.99	116.40	*	neg.	32.13	10.55

Dividend per share, EUR	0.14	0.37		0	N/A	N/A
Total dividends paid, EURm	511	1 374		0	N/A	N/A
Payout ratio, basic	0.15	7.40		0	N/A	N/A
Dividend yield, %	2.13	6.36		0	N/A	N/A
Shareholders’ equity per share, EURm	2.36	1.74		2.14	2.50	2.23
Market capitalization, EURm	23 932	21 606		10 873	22 129	24 847

[1]	Earnings per share (basic and diluted) for the year ended December 31, 2013 are audited.

Earnings per share, basic, EUR

Profit attributable to equity holders of the parent

Average adjusted number of shares during the year

P/E ratio, basic

Closing share price at the reporting date*

Earnings per share (basic) for Continuing operations

Payout ratio

Dividend per share

Earnings per share (basic) for Continuing operations

Dividend yield

Dividend per share

Closing share price at December 31

Shareholders’ equity per share

Capital and reserves attributable to equity holders of the parent

Number of shares at the reporting date—number of treasury shares at the reporting date*

Market capitalization

(Number of shares at the reporting date—number of treasury shares at the reporting date) x closing share price at the reporting date*

Significant Change in Financial Condition or Operating Results

In November 2011, Nokia Networks announced its strategy to focus on mobile broadband and services. It also announced an extensive global restructuring program that ultimately resulted in the reduction of its annualized operating expenses and production overhead by over EUR 1.5 billion when the program was completed at the end of 2013. As part of its strategy of focusing on mobile broadband, Nokia Networks also divested a number of non-core businesses.

Beginning in 2013, Nokia undertook a series of transactions to transform its business portfolio. On July 1, 2013, Nokia announced the agreement to acquire Siemens’ 50% stake in the companies’ joint venture Nokia Siemens Networks. The purchase price was EUR 1.7 billion and the transaction closed on August 7, 2013. On September 3, 2013, Nokia announced that it had signed an agreement to sell its Devices & Services Business to Microsoft for a total purchase price of EUR 5.44 billion, of which EUR 3.79 billion related to the Sale of the Devices & Services Business and EUR 1.65 billion related to a mutual patent license agreement. In conjunction with the transaction, Nokia established the Nokia Technologies business to focus on technology development and intellectual property rights activities. The transaction significantly strengthened the Company’s financial position and subsequent to the transaction, in 2014, Nokia started the optimization of its capital structure and recommenced dividend payments, distributed excess capital to shareholders and reduced its interest-bearing debt.

On April 15, 2015, Nokia continued its transformation with the announcement that it had signed an agreement to acquire Alcatel Lucent through the Exchange Offer on the basis of 0.5500 Nokia Shares for each Alcatel Lucent Share. In conjunction with this announcement, Nokia announced that it has suspended its capital structure optimization program effective immediately. On August 3, 2015, Nokia announced an agreement to sell HERE to an automotive industry consortium and estimates that it will receive net proceeds of slightly above EUR 2.5 billion. On October 29, 2015, Nokia announced a planned EUR 7 billion program to optimize Nokia’s capital structure and return excess capital to shareholders, subject to the closing of the Alcatel Lucent and HERE transactions, as well as the conversion of all Nokia and Alcatel Lucent convertible bonds.*

Sufficiency of Working Capital

In the opinion of Nokia’s management, the working capital available to Nokia is sufficient to cover its present needs for the next 12 months following the date of this Listing Prospectus.

In order to evaluate Nokia’s working capital needs after the Acquisition, Nokia has prepared financial projections assuming the combination of Nokia and Alcatel Lucent and excluding the HERE business. Based on these financial projections, Nokia anticipates that the combination of Nokia and Alcatel Lucent will not adversely impact the sufficiency of working capital for the Combined Company.

Alcatel Lucent

Shareholders and potential investors should note that all of the information concerning Alcatel Lucent presented in the Listing Prospectus, as supplemented from time to time, and in particular in Annex A, is solely based on publicly available information of Alcatel Lucent included in Alcatel Lucent Annual Report and Alcatel Lucent Interim Report Alcatel Lucent has filed with the SEC, as well as the Alcatel Lucent Q3 Interim Report. Nokia confirms that this information has been accurately reproduced and that as far as Nokia is aware and is able to ascertain from information published by Alcatel Lucent, no facts have been omitted which would render the reproduced information inaccurate or misleading.*

Selected Historical Consolidated Financial Information for Alcatel Lucent

For information about Alcatel Lucent’s selected historical consolidated financial information, refer to the sections “Alcatel Lucent consolidated financial statements at December 31, 2014” of the Alcatel Lucent Annual Report on pages A-197 to A-201 of Annex A and Alcatel Lucent Q3 Interim Report which is hereby incorporated by reference into the Listing Prospectus.*

Significant Change in the Financial Condition or Operating Results

On June 19, 2013, Alcatel Lucent announced the Shift Plan, a detailed three-year plan to transform itself into a specialist provider of IP and Cloud Networking and Ultra-Broadband Access. As part of this process, effective from July 1, 2013, Alcatel Lucent implemented a new organization composed of three reportable segments: Core Networking, Access and Other.

The Shift Plan has targeted investments in Core Networking businesses (including IP Routing, IP Transport, IP Platforms and associates services), increasing segment operating cash flow from the Access segment, and technological partnerships. The Shift Plan has also focused on market diversification and rightsizing Alcatel Lucent’s cost structure. In particular, the Shift Plan aims to reduce Alcatel Lucent’s fixed-cost base by EUR 950 million in 2015 compared to its 2012 cost base. Alcatel Lucent has stated that it expects that the cumulative amount of restructuring cash outlays pursuant to the Shift Plan should be approximately EUR 1.8 billion, of which approximately EUR 1.4 billion will be incurred between 2013 and 2015, with the remainder in 2016.

In addition, Alcatel Lucent has completed multiple dispositions as part of the Shift Plan and re-profiled and reduced the financial debt of the company.

Schedule 3

Prospects

This section “Prospects” includes forward-looking statements. Forward-looking statements are no guarantees of future developments, and Nokia’s actual results may differ materially from the results described in or implied by forward-looking statements contained herein due to various factors, some of them described in the sections “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”. Nokia cautions investors not to place undue reliance on these forward-looking statements, which speak only as at the date of the Listing Prospectus, as supplemented from time to time.

The following table sets forth Nokia’s outlook as disclosed in conjunction with the unaudited interim report of Nokia for the nine months ended September 30, 2015.

	Metric[1]	Guidance	Commentary
Nokia Networks	Full year 2015 net sales	Increase year-on-year

	Full year 2015 non-IFRS operating margin	Around or slightly below the high end of the long-term range of 8% - 11% for the full year (update)	Based on factors including competitive industry dynamics, product and regional mix, expected industry seasonality in the second half of 2015, the timing of major network deployments, and expected continued operational improvement. This is an update to the earlier FY15 non-IFRS operating margin outlook of around the midpoint of the long-term range of 8% - 11% for the full year.

Nokia Technologies	Full year 2015 net sales	Increase year-on-year	Excludes potential amounts related to the expected resolution of Nokia’s arbitration with Samsung.

	Full year 2015 quarterly non-IFRS operating expense	Approximately in line with Q2 2015 level	Based on factors including higher investment in licensing activities, licensable technologies and business enablers, including go-to-market capabilities, which target new and significant long-term growth opportunities.

Nokia’s continuing operations	Full year 2015 capital expenditure	Approximately EUR 250 million	Primarily attributable to Nokia Networks.

	Full year 2015 financial income and expense	Expense of approximately EUR 160 million	Subject to changes in FX rates and interest-bearing liabilities.

	Full year 2015 Group Common Functions non-IFRS operating expense	Approximately EUR 120 million

	Estimated long-term effective tax rate	Approximately 25%

	Annual cash tax obligation	Approximately EUR 250 million per annum until deferred tax assets fully utilized	May vary due to profit levels in different jurisdictions and amount of license income subject to withholding tax.
HERE	Full year 2015 net sales	No guidance (update)

	Full year 2015 non-IFRS operating margin	No guidance (update)	Nokia is reporting HERE as part of discontinued operations, and is no longer providing guidance for HERE. This is an update to the earlier FY15 net sales outlook to increase year-on-year and the earlier FY15 non-IFRS operating margin outlook of 9% - 12%.

[1]	Non-IFRS measures exclude certain non-recurring items (special items). In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting-related items arising from business acquisitions.

Factors that are outside Nokia’s influence affecting the outlook relate mainly to competitive industry dynamics, product and regional mix, expected industry seasonality in the second half of 2015, the timing of major network deployments, foreign exchange fluctuations and general industry trends affecting Nokia’s businesses. Additional risk factors can be found in the section “Risk Factors—Risks Relating to the Operating Environment, Business and Financing of Nokia”.

Also refer to Annex C Independent auditor’s assurance report on the profit forecast included in the Listing Prospectus.

Schedule 4	Annex E – Amendment agreement of the Memorandum of Understanding, dated October 28, 2015

AMENDMENT TO THE MEMORANDUM OF UNDERSTANDING

This AMENDMENT AGREEMENT (this “Amendment”), dated as of October 28, 2015, is made and entered into by and between Nokia Corporation, a corporation organized under the laws of Finland (“Nokia”) and Alcatel Lucent, a société anonyme organized under the laws of France (the “Company”) and amends the Memorandum of Understanding entered into by the same parties on April 15, 2015 (the “MoU”) and the Company Disclosure Letter (as defined in the MoU). Nokia and the Company are each sometimes referred to individually as a “Party” and collectively as the “Parties”.

WHEREAS:

(A)	The Parties desire to amend the MoU and the Company Disclosure Letter; and

(B)	Section 9.2 of the MoU permits amendments to the MoU by an agreement in writing signed by both Parties.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Unless the context indicates otherwise, capitalized terms used and not defined in this Amendment have the meaning ascribed to them in the MoU.

1.2	The headings in this Amendment do not affect its interpretation.

2.	AMENDMENTS TO THE MOU AND COMPANY DISCLOSURE LETTER

The Parties hereby agree that the MoU and the Company Disclosure Letter shall be deemed to be amended to the extent necessary to reflect the following:

2.1	The first three paragraphs of Section 1.1 (Company Share Plans) of the Company Disclosure Letter are hereby deleted in their entirety and replaced by the following:

“In lieu of the Company Share Plan relating to Company Share Options promised to employees in 2014 and not granted, the Company shall grant to the same beneficiaries Company Shares delivered out of Company Shares held in treasury by the Company or its Subsidiaries (the “Unrestricted Company Share Grant”), provided that, subject to compliance with applicable Law, and unless agreed otherwise by the Parties, the relevant beneficiary of the Unrestricted Company Share Grant shall undertake to tender such Company Shares into the subsequent offering for the French Offer in accordance with Article 232-4 of the AMF General Regulation or for the U.S. Offer (collectively, the “Subsequent Offering”) or, if available, undertake to sell such Company Shares pursuant to the Equity Awards Settlement Procedure (as defined below). The conversion shall be made on a ratio of 1 Company Share for 2 Company Share Options which were promised in 2014. The number of Company Shares to be delivered pursuant to the Unrestricted Company Share Grant will represent an aggregate amount of approximately 3.8 million Company Shares. Such Company Shares will be delivered on a date agreed by the Parties which will be during the Subsequent Offering period (the “Acceleration Date”), subject to the condition that the relevant beneficiary remains employed by the Company or any of its Subsidiaries until the expiration date of the initial period of the Offers.

The Company shall also grant Company Performance Shares pursuant to a Company Share Plan in respect of the financial year 2015 based on the principles established in 2014 except that Company Share Options shall be replaced by Company Performance Shares and in an aggregate amount of no more than 10.0 million Company Performance Shares (for the avoidance of doubt, the Company Board decided to grant such Company Performance Shares on July 29, 2015, but the grant will occur prior to the Acceleration Date).

On April 14, 2015 and October 28, 2015, the Company Board resolved to (i) accelerate or waive any vesting periods, vesting conditions, performance conditions, presence conditions and Lock-Up Periods of all Company Share Plans relating to Company Share Options and applicable award agreements, in each case in effect as of the date hereof, such acceleration to be effective on the Acceleration Date and (ii) amend the terms and conditions of such Company Share Plans relating to Company Share Options and applicable award agreements, as necessary, in order to permit the holders of the Company Share Options to elect to exercise their Company Share Options as of the Acceleration Date and until the expiration date of the Subsequent Offering, provided that, subject to compliance with applicable Law and unless agreed otherwise by the Parties, the relevant beneficiary shall undertake to exercise their accelerated Company Share Options, together with their vested Company Share Options except, as the case may be, those which are subject to a Lock-Up Period under French or Belgian laws as defined in the second paragraph of Section 2.5.1 (Company Share Options) of the MoU (collectively, the “Subject Company Share Options”), on a cashless basis and tender the Company Shares resulting from the exercise of the Subject Company Share Options into the Subsequent Offering or, if available, undertake to sell the resulting Company Shares pursuant to the Equity Awards Settlement Procedure (as defined below) not later than on the second French trading day before the last trading day of the Subsequent Offering Period. Nevertheless, the beneficiaries will be released from their undertaking to exercise the Subject Company Share Options and to tender or, if the Equity Awards Settlement Procedure applies, sell the Company Shares resulting from the exercise in the event the sum of the exercise price for such Subject Company Share Options and applicable fees and expenses exceeds either 0.55 x the Nokia Share value on the NASDAQ OMX Helsinki Ltd. or, if the Equity Awards Settlement Procedure applies, the Sale Price (the “Exempted Subject Company Share Options”). The Company shall provide the amount of applicable fees and expenses to Nokia and to each beneficiary upon request therefrom. The Company shall procure that such beneficiaries will irrevocably accept to be bound by the terms and conditions of the liquidity agreement pursuant to which the Company Shares resulting from any exercise of their Exempted Subject Company Share Options will be exchanged for Nokia Shares or cash, at Nokia’s discretion. Also, the Company shall procure that such beneficiaries will irrevocably accept to be bound by the terms and conditions of such liquidity agreement with respect to their Company Share Options subject to a Lock-Up Period under French or Belgian law, except if they specifically opted for the acceleration for such Company Share Options.

Nokia and the Company shall cooperate with each other and use their respective reasonable best efforts to establish an “Equity Awards Settlement Procedure” permitting all relevant employees of the Company, wherever located, to benefit equally from the acceleration of the Company Share Options, the grant of Company Shares upon waiver of Company Performance Shares and the grant of Company Shares pursuant to the Unrestricted Company Share Grant, in each case, on the Acceleration Date and in the context of the Offers. The Equity Awards Settlement Procedure shall reflect the following:

•	the Company shall engage a third party financial intermediary;

•	the third party financial intermediary shall agree to (a) purchase (i) all Company Shares resulting from the exercise of the Subject Company Share Options (which shall include, for the avoidance of doubt, both accelerated and vested Company Share Options, as described above), (ii) all Company Shares granted upon waiver of Company Performance Shares and (iii) all Company Shares granted pursuant to the Unrestricted Company Share Grant and (b) tender all such Company Shares into the Subsequent Offering;

•

the relevant employee beneficiaries electing to participate in the Equity Award Settlement Procedure shall (a) exercise all of their Subject Company Share Options, except for the Exempted Subject Company Share Options, on a cashless basis and (b) authorize the Company to instruct the plan administrator to sell to the third party financial intermediary on behalf of such beneficiary, over a number of days to be agreed by the Company and Nokia between the Acceleration Date and the expiration date of the Subsequent Offering, (i) all Company Shares resulting from the exercise of the Subject Company Share Options (which shall include, for the avoidance of doubt, both accelerated and vested Company Share Options, as described above), except for the Exempted Subject Company Share Options, (ii) all Company Shares granted upon waiver of Company Performance Shares and (iii) all Company Shares granted pursuant to the Unrestricted Company Share Grant, as applicable to such beneficiary;

•	the price to be paid by the third party financial intermediary pursuant to the Equity Awards Settlement Procedure for one Company Share shall be equal to the lesser of (i) the arithmetic average of the daily volume weighted average Company Share price on Euronext Paris over [8] days preceding immediately the sale date and (ii) 0.55 x the arithmetic average of the daily volume weighted average Nokia Share price on the NASDAQ OMX Helsinki Ltd. on the same period (the “Sale Price”); and

•	the arrangements shall comply with all relevant regulatory and legal requirements or be authorized by the relevant authorities in each relevant jurisdiction, which have been and will be verified by the Company, and not verified independently by Nokia, and the Company shall inform Nokia promptly of the results of its study of such regulatory and legal requirements and be responsible for any adverse consequence resulting therefrom. To the extent possible, the Company or any third party advisers hired by the Company to conduct such study shall complete such study during the Offer period.

Notwithstanding the foregoing, the Equity Awards Settlement Procedure shall be subject to agreement between Nokia and the Company, the approval of the SEC and the AMF and applicable law. In case of inability to obtain all necessary regulatory approvals in respect of the Equity Awards Settlement Procedure or if otherwise agreed by the Parties, the undertaking to tender the Company Shares resulting from the acceleration mechanisms described herein and from the Unrestricted Company Share Grant or to sell such Company Shares under the Equity Awards Settlement Procedure will not be applicable. The acceleration mechanisms and Unrestricted Company Share Grant will be offered to the beneficiaries either with the condition to sell such Company Shares at the latest on the second French trading day before the last trading day of the Subsequent Offering or without such condition, at the option of Nokia. Should any amendment to the acceleration mechanisms and/or Equity Awards Settlement Procedure described herein become necessary as a result of inability to obtain all regulatory approvals in relation thereto, Nokia and the Company agree to amend the terms of the Equity Awards Settlement Procedure in order to allow its implementation as closely as possible to the original intent of the parties and the permissible terms and conditions described above. The Parties will make a final decision on these mechanisms by 6:00 p.m. CET on Friday, October 30, 2015.

2.2	Subject to compliance with applicable Law and unless otherwise agreed by the Parties, the acceleration of the Company Share Options referred to in the first paragraph of Section 2.5.1 (Company Share Options) of the MoU shall be subject to the holders of Company Share Options undertaking to tender the Company Shares issued upon the exercise of their Subject Company Share Options (except for the Exempted Subject Company Share Options) into the Subsequent Offering or, if available, undertaking to sell the Company Shares issued upon the exercise of their Subject Company Share Options (except for the Exempted Subject Company Share Options) pursuant to the Equity Awards Settlement Procedure (as described in Section 1.1 (Company Share Plan) of the Company Disclosure Letter).

2.3	Subject to compliance with applicable Law and unless otherwise agreed by the Parties, the indemnity referred to in the first paragraph of Section 2.5.2 (Company Performance Shares) of the MoU shall be paid in Company Shares and shall be subject to the relevant beneficiaries undertaking to tender their resulting Company Shares into the Subsequent Offering or, if available, undertaking to sell their resulting Company Shares pursuant to the Equity Awards Settlement Procedure (as described in

Section 1.1 (Company Share Plan) of the Company Disclosure Letter).

2.4	Notwithstanding what is provided in Section 2.5.2 (Company Performance Shares) of the MoU, the Company Shares granted upon waiver of Company Performance Shares shall be payable on the Acceleration Date.

2.5	Notwithstanding what is provided in Section 2.5.1 (Company Share Options) of the MoU and Section 2.5.2 (Company Performance Shares) of the MoU, the satisfaction of the presence and performance conditions applicable to Company Share Options permitted to be accelerated and the grant of Company Shares upon waiver of Company Performance Shares will be assessed and taken into account until the expiration date of the initial period of the Offers.

2.6	If there is no Subsequent Offering as a result of the acceptance rate of the Offers exceeding the squeeze-out threshold applicable under French law, the Acceleration Date shall be deemed to occur before the squeeze-out and the Company Shares which have to be tendered into the Subsequent Offering by the beneficiaries of the Intermediary Bank will be exchanged for Nokia Shares in the squeeze-out.

2.7	Each of the acceleration of the Company Share Options, the grant of Company Shares upon waiver of Company Performance Shares and the grant of Company Shares pursuant to the Unrestricted Company Share Grant shall be subject to the settlement and delivery of the Offers.

2.8	Pursuant to Section 2.5.2 (Company Performance Shares) of the MoU, to the extent legally permitted, the Parties shall establish a liquidity mechanism, subject to the conditions set forth in Section 2.5.1 (Company Share Options) of the MoU, which shall be offered to (a) the holders of the Company Performance Shares which are subject to a Lock-Up Period and who have not elected to receive Company Shares upon waiver of Company Performance Shares, as described above, (b) the holders of Company Share Options which are subject to a Lock-Up Period and who have not elected to accelerate such Company Share Options, as described above, (c) the beneficiaries eligible for the grant of Performance Shares pursuant to the 2015 Performance Shares Plan, accepting the liquidity agreement being a condition to the grant, (d) the holders of vested Company Share Options that are not Subject Company Share Options for which (i) the sum of the exercise price for such Company Share Options and applicable fees and expenses is greater than (ii) 90% of the closing price of Company Shares on Euronext Paris as of the expiration date of the Subsequent Offering, and (e) the holders of Company Share Options that are mandatorily subject to a liquidity agreement under the fourth paragraph of Section 2.1 above. The liquidity mechanism applicable to the circumstances described in (d) of the preceding sentence shall be offered to the beneficiaries as soon as it is determined by the Company or by Nokia that no regulatory or legal constraint is applicable in this respect in the relevant jurisdictions. Notwithstanding the foregoing provisions, the liquidity agreement shall be offered to the beneficiaries identified in this Section 2.8 as soon as reasonably practicable following the opening of the Offer period, provided that its effectiveness may be conditioned upon the subsequent confirmation that the beneficiary should indeed be offered a liquidity agreement pursuant to this Amendment, if this cannot be definitively ascertained on the date of execution of the liquidity agreement. The liquidity mechanism applicable to the circumstances described in (e) of the preceding sentence shall be accepted by the relevant beneficiaries at the same time as the acceleration agreement pursuant to which such beneficiaries undertook to exercise these Subject Company Share Options.

2.9	Notwithstanding what is provided in Section 1.1 (Company Share Plans) of the Company Disclosure Letter, the Company Board decided to modify the compensation package of Mr. Combes, former CEO of the Company, in accordance with the High Committee on Corporate Governance (Haut Comité de Gouvernement d’Entreprise) recommendations and the observations of the French Autorité des Marchés Financiers, as described in the Company press release dated September 11, 2015.

2.10	Annex 4 (Competition Approvals) of the MoU is hereby amended by deleting “South Korea” from the countries listed under the third bullet point in that Annex.

3.	NO OTHER CHANGES

Except as described in Section 2 of this Amendment above, the MoU and the Company Disclosure Letter are unmodified and remain in full force and effect.

4.	WHOLE AGREEMENT

The MoU (including any Annexes thereto), as amended by this Amendment, the Company Disclosure Letter, as amended by this Amendment, the Nokia Disclosure Letter and the Confidentiality Agreement constitute the entire agreement with respect to the subject matter hereof, and supersede all other prior agreements, understandings, representations and warranties between the Parties, in each case whether, with respect to such matters.

5.	MISCELLANEOUS

The provisions of Article IX of the MoU shall apply, mutatis mutandis, to this Amendment and are deemed to be incorporated herein by reference.

[Signature Page Follows]

Schedule 5	Annex F - Financial analysis of the Exchange Offer

The below is a translation from French of the original disclosure regarding the financial analysis of the Exchange Offer set forth in the French Offer Document. The below has been extracted from the English translation of the French Offer Document, available on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-Alcatel-Lucent-transaction, and is presented substantially in the form included therein. As a consequence, the numbering used below corresponds to the numbering used in the French Offer Document. Readers should note that certain terms and definitions may differ from the terms and definitions used in the Listing Prospectus, as supplemented from time to time.

In the following, the term “Offeror” refers to Nokia and the term “Offer” refers to the French Offer.

3.	VALUATION CRITERIA FOR THE EXCHANGE RATIO

The Exchange Offer initiated by Nokia relates to Alcatel Lucent Shares and OCEANEs in the context of a proposed combination aimed at creating a global innovation leader in telecommunication networks equipment and services.

The exchange ratio (the “Exchange Ratio”) proposed by the offeror (the “Offeror”) 0.5500 Nokia share (ex-dividend 2014) for 1 Alcatel Lucent share(ex-dividend 2014), implying EUR 3.95 per Alcatel Lucent share on the basis of Nokia’s share price as of April 9, 2015 (EUR 7.18 per share). In addition, the present Offer encompasses an equivalent offer for each outstanding class of Alcatel Lucent convertible bonds: OCEANE 2018, OCEANE 2019 and OCEANE 2020.

The elements provided to assess the Exchange Ratio have been prepared by Société Générale, the presenting bank of the Offer on behalf of the Offeror. This analysis has been established on the basis of a multi-criteria analysis according to the commonly used valuation methodologies taking into account the specificities of Nokia and Alcatel Lucent, their size and their activity.

The analysis presented below has been prepared on the basis of the financial information published by the two companies or available through public sources. This information has not been subject to any independent verification by the presenting bank. Financial statements for the year 2014 disclosed by Nokia and Alcatel Lucent, on January 29, 2015 and February 6, 2015 respectively, have been used. Q1, Q2 and Q3 results published respectively on April 30, 2015, July 30, 2015 and October 29, 2015 for Nokia and on May 7, 2015, July 30, 2015, and October 29, 2015 for Alcatel Lucent have not been retained, considering the reference date used for this valuation exercise is April 9, 2015:

•	April 9, 2015 is the day prior to first rumors appearing in the press and affecting both stock prices;

•	4 days before rumors confirmed (April 14, 2015) by a joint press release which affected significantly both stock prices; and

•	6 days before the joint announcement of the proposed transaction, together with its terms, including in particular the Exchange Ratio.

3.1	FINANCIALS / PRELIMINARY DATA

3.1.1	Financials

Given the confidentiality of both companies’ business plans, the analysis relies on 2014 audited financial statements as well as on equity analysts’ consensus estimates for each company.

2014 financial statements for Nokia and Alcatel Lucent have been published on January 29, 2015 and February 6, 2015 respectively. Consensus forecasts are based on analysts’ reports published post the publication of fiscal year 2014 results for both companies, but prior to the retained reference date.

The analysis presented is based on standalone perimeters for both companies, i.e. excluding any impact resulting from the proposed transaction. In this respect, the financial impact of subsequent disposals or of potential synergies related to the combination has not been taken into account. In addition, these potential synergies would result from the combination of both businesses with no possible allocation ex-ante between each group and they would materialize post-closing and only if the transaction is successful.

Analyst consensus used for Nokia

Nokia - in EURm, FY end 31-Dec	Sales		EBIT
	15E	16E	15E	16E
Metrics	13 508	14 013	1 741	1 923
Growth / Margin	6.1%	3.7%	12.9%	13.7%

Analyst consensus used for Alcatel Lucent

Alcatel Lucent - in EURm, FY end 31-Dec	Sales		EBIT
	15E	16E	15E	16E
Metrics	13 833	14 268	1 042	1 228
Growth / Margin	5.0%	3.2%	7.5%	8.6%

Sources: Analysts’ reports

EBIT adjusted for restructuring and other non-recurring items and goodwill amortization

3.1.2	Enterprise value to equity value bridge

Adjustments from enterprise value to equity value retained are based on the latest published financial statements as of December 31, 2014 available for both groups at the reference date.

In addition to gross financial debt (retained at book value) adjusted for cash and cash equivalents (net financial debt), Société Générale took into account the following non-operating balance sheet items in the bridge from EV to EqV retained at book value: minority interests, post-tax pension provisions, associates and other financial assets and specific provisions (mainly for obligations associated with retirement of fixed assets and other environmental liabilities). Note that provisions for pension obligations are adjusted by the savings related to the tax deductibility of P&L expenses related to pension liabilities.

Tax losses carry forward reserves for Alcatel Lucent and Nokia are directly reflected in our financial forecasts for both companies through an adjustment of the effective tax rate. For information purposes only, the potential tax savings related to these tax losses amount to, respectively, EUR 11.5 billion (tax credit) for Alcatel Lucent, of which EUR 1.15 billion is recognized in Alcatel Lucent’s balance sheet (mainly related to operations in France and in the United States) and EUR 3.2 billion for Nokia, of which EUR 0.83 billion is recognized in Nokia’s balance sheet.

The payment of a dividend in respect of financial year 2014 has not been included in the following calculation for Nokia since payment of a dividend had not been approved by Nokia Annual General Meeting (held on 5 May 2015) at the reference date of 9 April 2015. No dividend has been paid by Alcatel Lucent in respect of financial year 2014.

Nokia

EURm
Adjusted net financial debt / (cash)	(6 487)
Minority interests	58
Post-tax pension provisions	380
Associates and other financial assets	(51)
Other adjustments (provisions)	559

Adjusted Net Debt / (Cash)	(5 540)

Source: Company filings

Notes: Adjusted net financial debt as of December 31, 2014 excludes 2017 Convertible Bond assumed converted as the instrument is “in-the-money” (underlying shares included in the fully diluted number of shares)

Net financial debt also excludes derivatives instruments assets and liabilities but includes non-current available for sale financials assets, long-term loans receivables and other current financial assets

Net financial debt adjusted for cash outflows related to share buybacks realized during Q1 2015 for a total consideration of EUR 173 million

Pension provisions are accounted post-tax (based on normative tax rate as defined in 3.2.4. section)

Associates and other financial assets and minority interests are retained at book value

Alcatel Lucent

EURm
Adjusted net financial debt / (cash)	(1 217)
Minority interests	833
Post-tax pension provisions	959
Associates and other financial assets	(51)
Other adjustments (provisions)	561

Adjusted Net Debt / (Cash)	1 085

Source: Company filings

Notes: Adjusted net financial debt as of December 31, 2014 excludes Alcatel Lucent 2018 OCEANE assumed converted as the instrument is “in-the-money” (underlying shares included in the fully diluted number of shares)

Net financial debt also excludes derivatives instruments assets and liabilities but includes other non-current financial assets

Pension provisions are accounted post tax (based on normative tax rate as defined in section 3.2.4.)

Associates and other financial assets and minority interests are retained at book value

3.1.3	Numbers of shares retained

3.1.3.1	Methodology

The number of shares used for Nokia (respectively Alcatel Lucent) corresponds to the total number of shares issued, as communicated by Nokia (respectively Alcatel Lucent), adjusted for treasury shares, for the conversion of the Nokia 2017 in-the-money Convertible Bond, (respectively for the conversion of the Alcatel Lucent 2018 in-the-money OCEANE) whose conversion price was EUR 1.80 vs. share price of EUR 3.65 as of April 9, 2015) and for all in-the-money share subscription options using the “treasury stock method” on the basis of the respective Nokia and Alcatel Lucent share prices at the reference date. The numbers of shares retained are based on the latest financial statements published by both companies.

3.1.3.2	Numbers of Nokia and Alcatel Lucent shares retained

As of December 31, 2014
	Nokia	Alcatel Lucent
Total number of shares issued	3 745 044 246	2 820 432 270
Treasury shares	(96 900 800)	(40 120 327)
Impact of dilutive instruments (1)	325 896 038	433 755 081
Shares repurchased (Q1 2015)	(24 516 089)	—

Number of shares retained	3 949 523 395	3 214 067 024

(1)	shares to be issued by the exercise of share subscription options or convertible bonds on the basis of the reference price as of April 9, 2015

3.2	METHODOLOGIES SELECTED FOR THE APPRAISAL OF THE EXCHANGE RATIO

The Exchange Ratio was appraised through a multi-criteria analysis based on the following valuation methods:

•	Analysis of historical share prices;

•	Analysis of analysts target prices;

•	Analysis of trading comparables;

•	Analysis of discounted cash flows;

The selected methodologies were applied as of April 9, 2015, last unaffected closing share price prior to the Offer date.

3.2.1	Analysis of historical share prices

Nokia shares are listed on the NASDAQ OMX (code ISIN: FI0009000681). Nokia shares are also traded on the NYSE through American Depositary Shares (ADS).

Alcatel Lucent shares are listed on Euronext Paris (code ISIN: FR0000130007). Alcatel Lucent shares are also traded on the NYSE through American Depositary Shares (ADS).

These stocks are included in the main indices of their respective stock markets (OMX Helsinki 25 for Nokia and CAC40 for Alcatel Lucent). They are covered by a large number of equity research analysts and are traded in significant volumes. Over a 12 months period prior to April 9, 2015, the total volume of Nokia shares traded on OMX represented 114.7% of Nokia share capital and 117.8% of its free float (which accounted for 97.4% of the share capital); the total volume of Alcatel Lucent shares traded on Euronext Paris represented 152.3% of Alcatel Lucent share capital and 154.5% of its free float (which accounted for 98.6% of the share capital).

As of April 9, 2015, market capitalisations of Nokia and Alcatel Lucent were EUR 28.5 billion and EUR 11.7 billion respectively.

In addition, since April 14, 2015 announcement, the exchange ratio implied by spot share prices has stabilized very close to the Exchange Ratio.

The following table presents premia based on the Exchange Ratio:

As of April 9, 2015 (last unaffected closing pre offer date)	Nokia Share price (EUR)	Alcatel Lucent Share price (EUR)	Resulting exchange ratio	Resulting Premium / (Discount)
Spot price as of April 9, 2015	7.18	3.65	0.5084	8.2%
Volume-weighted average price over 1 month	7.20	3.57	0.4964	10.8%
Volume-weighted average price over 3 month	6.99	3.30	0.4727	16.4%
Volume-weighted average price over 6 month	6.70	2.83	0.4226	30.1%
Volume-weighted average price over 12 months	6.36	2.76	0.4342	26.7%
Low (12 Months - EUR)	5.14	1.88	0.3654	50.5%
High (12 Months - EUR)	7.35	3.72	0.5054	8.8%

Source: Datastream

Note: Historical averages are based on calendar days

Spot exchange ratio over the last 12 months preceding the announcement of the transaction:

Note: Average exchange ratios based on volume-weighted average prices

Following the announcement of the transaction on April 9, 2015, the implied exchange ratio remained within a 0.5150 to 0.5450 range.

3.2.2	Analysis of analysts target prices

Nokia and Alcatel Lucent are covered by a large number of equity research analysts. Nokia and Alcatel Lucent are followed by 31 and 22 equity research analysts respectively, 18 of which are covering both companies.

Research analysts periodically publish recommendations and indicative valuations for both companies. The present analysis only considers equity research analysts providing target prices for both companies in order to ensure consistency of the approach for both companies.

The table below presents the target prices as of April 9, 2015, published by the research analysts common to both companies after release of the 2014 financial results (respectively January 29, 2015 and February 6, 2015 for Nokia and Alcatel Lucent):

		Nokia		Alcatel Lucent		Exchange		Premium /
Analysts	Retained	Date	EUR	Date	EUR	ratio		(Discount)
Bernstein	✓	25-Mar-15	4.9	25-Mar-15	3.7	0.7551		(27.2%)
JPMorgan	✓	24-Mar-15	9.0	25-Feb-15	4.0	0.4444		23.8%
Natixis	✓	20-Mar-15	6.0	20-Mar-15	3.9	0.6500		(15.4%)
Goldman Sachs	✓	20-Mar-15	8.8	20-Mar-15	4.6	0.5227		5.2%
Berenberg	✓	12-Mar-15	8.4	12-Mar-15	2.5	0.2976		84.8%
Oddo & Cie	✓	09-Mar-15	5.5	23-Mar-15	4.5	0.8182		(32.8%)
Societe Generale	✓	06-Mar-15	8.0	06-Mar-15	3.3	0.4125		33.3%
Nomura	✓	04-Mar-15	7.0	04-Mar-15	4.0	0.5714		(3.7%)
Jefferies	✓	02-Mar-15	7.5	09-Feb-15	3.0	0.4005		37.3%
Exane BNP Paribas	✓	19-Feb-15	6.9	03-Mar-15	3.1	0.4493		22.4%
Kepler Cheuvreux	✓	05-Feb-15	6.0	31-Mar-15	4.3	0.7167		(23.3%)
Morgan Stanley	✓	04-Feb-15	6.3	18-Feb-15	4.1	0.6508		(15.5%)
Barclays	✓	30-Jan-15	6.7	29-Mar-15	4.3	0.6343		(13.3%)
Credit Suisse	✓	30-Jan-15	8.0	09-Feb-15	4.0	0.5000		10.0%
Grupo Santander	✓	29-Jan-15	6.2	06-Feb-15	3.5	0.5645		(2.6%)

Average target prices retained			7.0		3.8	0.5395	(1)	1.9%

Source: Bloomberg

(1)	Implied exchange ratio based on average target prices for both companies

The Exchange Ratio represents a 1.9% premium on the exchange ratio implied by this approach.

For information purpose only, based on the average of all analysts’ target prices published following the publication of 2014 annual results by both companies, the Exchange Ratio represents a 0.5% premium on the exchange ratio implied by this approach.

3.2.3	Analysis of trading comparables

This approach consists in applying to Nokia’s and Alcatel Lucent’s metrics, the multiples observed for peers comparable to Nokia and to Alcatel Lucent in terms of their business activity, markets and overall size.

This methodology has been selected given the existence of a sufficient number of comparable peers, even though there are some differences in terms of business model, positioning and size. In order to reflect the differences between Nokia and Alcatel Lucent operating models and positioning Société Générale selected differentiated comparable samples for Nokia and Alcatel Lucent.

3.2.3.1	Nokia valuation

The sum-of-the-parts valuation has been retained for Nokia to reflect differences in terms of profitability, potential growth and long-term margins stability for “Nokia Networks”, “Nokia HERE” and “Nokia Technologies” as no company directly comparable and with similar operating model has been identified. Then specific samples have been retained for all three business segments of Nokia:

Retained sample for “Nokia Networks”:

•	Alcatel Lucent;

•	Cisco: US-based designer, manufacturer, and seller of Internet Protocol (IP) based networking products and services related to the communications and information technology (IT) industry. The company generated 2014 revenues of USD 47.1 billion and 31.8% EBITDA margin. Majority of 2014 revenues are in the Americas 58.9%; EMEA 25.5%; and APJC 15.6%;

•	Ericsson: Sweden-based world leader in communications technology and services, supporting over 500 operator customers globally. The company generated 2014 revenues of SEK 228 billion and 11.8% EBITDA margin. Majority of 2014 revenues are in Americas 33.8%; Europe (ex. Nordics) 18.7%; North East Asia 12.1%; Middle East 9.3%; Nordics and Central Asia 5.4%; and Rest of the World 20.6%;

•	ZTE: China-based provider of telecommunications equipment and systems with operations in 160 countries. The company generated 2014 revenues of CNY 8.5 billion and 7.4% EBITDA margin. Majority of 2014 revenues are in China 49.8%; Asia (ex. China) 14.9%; Africa 7.6%; and Rest of the World 27.7%;

Retained sample for “HERE”:

•	Garmin: US-based designer, developer and manufacturer of consumer, aviation, outdoor, sports, and marine technologies for the Global Positioning System (GPS). The company generated 2014 revenues of USD 2.9 billion and 26.8% EBITDA margin. Majority of 2014 revenues are in Americas 53.6%; EMEA 36.7% and APAC 9.7%;

•	TomTom: Netherlands-based designer, developer and manufacturer of navigation and mapping products, as well as GPS sport wearables, fleet management systems and location-based products. The company generated 2014 revenues of EUR 1.0 billion and 14.3% EBITDA margin. Majority of 2014 revenues are in Europe 75.6%; North America 17.2%; rest of the world 7.2%;

Retained sample for “Technologies”:

•	Dolby Laboratories: US-based company specializing in audio noise reduction and audio encoding / compression. The company’s business segments include Consumer Electronics, Personal Computers (OEMS, Windows and DVD for PCs), Broadcast (TVs and STB) and Mobile (smartphones, tablets etc). The company generated 2014[2] revenues of USD 1.0 billion and EBITDA 34.1% EBITDA margin. Majority of 2014 revenues are in the US 32.9%; South Korea 20.1%; Japan 13%; China 12%; Europe 12% and rest of the world 10%;

•	InterDigital: US-based designer and developer of advanced technologies that enable and enhance wireless communications and capabilities (including 2G, 3G, 4G and IEEE 802-related products and networks). The company generated 2014 revenues of USD 0.4 billion with 50.7% EBITDA margin. Majority of 2014 revenues are in South Korea 34.7%; Taiwan 27.9%; North America 16.5%, Japan 12.6%; Europe 8.1% and China 0.2%;

•	Qualcomm: US-based developer and manufacturer of integrated circuits and system software based on CDMA, OFDMA and other technologies for use in voice and data communications, networking, application processing, multimedia and global positioning system products. The company generated 2014[3] revenues of USD 26.5 billion and 38.1% EBITDA margin. Majority of 2014 revenues are in China (including Hong Kong) 49.8%; South Korea 23.3%; Taiwan 10.9%; US 1.4% and rest of the world 14.6%;

•	Rambus: US-based technology licensing company developing memory systems for next generation smartphones and tablets, as well as security solutions for cloud computing and mobile devices. The company generated 2014 revenues of USD 0.3 billion and 37.8% EBITDA margin. Majority of 2014 revenues are in the US 36.8%; South Korea 36.2%; Japan 10.3%; Europe 7.2%; Canada 2.4%; and other Asia 7.1%;

•	Tessera: US-based technology and IP licensing company in the segments of mobile computing and communications, memory and data storage, integrated circuits technologies, semiconductor packaging and interconnect solutions, as well as solutions for mobile and computational imaging. The company generated 2014 revenues of USD 0.3 billion and 67.1% EBITDA margin. Majority of 2014 revenues are in Taiwan 35.9%; Korea 35.2%; the US 14.1%, other Asia 10.4%, Japan 3.6% and rest of the world 0.8%;

[2]	Financial year ended September 26, 2014
[3]	Financial year ended September 28, 2014

Summary of comparable companies for each Nokia segment (as of April 9, 2015):

EBIT multiple
Networks	2015E	2016E
Alcatel Lucent	12.3x	10.4x
Cisco	7.4x	7.0x
Ericsson	13.0x	11.4x
ZTE	14.2x	11.7x

Average multiple Networks	11.7x	10.1x

EBIT multiple
Technologies	2015E	2016E
Dolby	13.7x	12.6x
InterDigital	10.0x	11.3x
Qualcomm	10.5x	10.1x
Rambus	16.3x	13.9x
Tessera	9.5x	10.7x

Average multiple Technologies	12.0x	11.7x

EBIT multiple
HERE	2015E	2016E
TomTom	27.9x	20.3x
Garmin	10.9x	10.4x

Average multiple HERE business	19.4x	15.4x

3.2.3.2	Alcatel Lucent valuation

A consolidated approach has been retained for Alcatel Lucent as the company is almost exclusively active in telecom equipment sector. The sample of selected companies includes generalists and specialized players in the telecom equipment sector (Cisco Systems, Ericsson, Nokia, Juniper, Ciena and ZTE) to reflect both the size and diversification of Alcatel Lucent’s products.

The sample of comparable companies for Alcatel Lucent includes the following companies:

•	Ciena: US-based network specialist focused on communication networking solutions that enable converged, next-generation architectures to create and deliver high-bandwidth services to business and consumer end users. The company generated 2014 revenues of USD 2.3 billion and 11.5% EBITDA margin. Majority of 2014 revenues are in the US 57.6% with the remainder attributed to International operations at 42.4%;

•	Cisco: Please see above for the description;

•	Ericsson: Please see above for the description;

•	Juniper: US-based provider of products and services for high-performance networks, with distribution in more than 100 countries. The company generated 2014 revenues of USD 4.6 billion and 24.0% EBITDA margin. Majority of 2014 revenues are in the Americas 56.8%; EMEA 27.3%; and APAC 15.9%;

•	Nokia;

•	ZTE: Please see above for the description

Summary of comparable companies for Alcatel Lucent (as of April 9, 2015):

EBIT multiple
Alcatel Lucent	2015E	2016E
Nokia	13.1x	11.8x
Cisco	7.4x	7.0x
Ericsson	13.0x	11.4x
ZTE	14.2x	11.7x
Juniper	9.7x	8.9x
Ciena	12.8x	10.0x

Average multiple Telecom Equipment	11.7x	10.1x

3.2.3.3	Computation of implied exchange ratio

Société Générale has retained the commonly used industry metric of Earnings Before Interest and Tax (“EBIT”) to support its indicative valuation (in line with Company reporting and analyst valuation methodologies) given the low capital intensity of the sector, the differences in accounting treatment for R&D costs and the consideration of restructuring costs for comparable companies. Société Générale has applied to each Nokia activity (Nokia Networks, HERE, and Nokia Technologies) and Alcatel Lucent EBIT forecasts the multiples of the peers related to the same period. For this analysis the multiples for 2015 and 2016 have been applied.

Société Générale has adjusted the EBIT for both Nokia and Alcatel Lucent by removing exceptional and restructuring related charges to obtain a proportional and comparable ongoing operational EBIT for both businesses. Enterprise value to equity value bridges have been adjusted accordingly.

Enterprise Values derived from this methodology are presented in the table below:

	2015E	2016E
Nokia Networks—EBIT Multiple	11.7x	10.1x
HERE—EBIT Multiple	19.4x	15.4x
Nokia Technologies—EBIT Multiple	12.0x	11.7x
Nokia—Implied share price	EUR 7.3	EUR 7.2
Alcatel Lucent—EBIT Multiple	11.7x	10.1x
Alcatel Lucent (Implied share price)	EUR 3.5	EUR 3.5
Implied exchange ratio	0.4725	0.4900
Premium / (discount) implied by the Exchange Ratio	16.4%	12.2%

Exchange Ratios represent 16.4% and 12.2% premia to exchange ratios implied by this approach for 2015 and 2016 EBIT respectively (0.4725 and 0.4900 implied exchange ratios respectively).

The application of the multiples based on earnings per share (“Price Earnings Ratio”) has been excluded since the net earnings are impacted by the differences between the amortization policies, capital structures and corporate tax rates between Nokia and Alcatel Lucent. Furthermore, the net earnings include the contribution from companies accounted under the equity method, which again present different profiles for Nokia and for Alcatel Lucent. Finally, the net earnings include non-recurring items, such as the impacts of divestments and restructuring costs.

3.2.4	Discounted cash flow approach

This approach consists in discounting future free cash flows generated by each company, taking into account their medium to long term performance. This methodology implies modelling and discounting all future cash flows available to the shareholders and debt holders of each company.

The discounted cash flow analysis has been undertaken by the presenting bank based on Nokia’s and Alcatel Lucent’s consensus forecasts:

•	Modelling of the future cash flows available before financial expenses:

•	2015 and 2016 estimates for revenues, EBIT (adjusted for non-recurring items and goodwill amortization), capex and depreciations are based on analysts’ estimates as described above;

•	Estimates for the 2017-2020 period are derived from a linear extrapolation of 2016 projections towards normative year parameters as defined below;

•	Aggregates in normative year (2020) are based on analyst consensus estimates;

•	Estimated effective tax rates retained for Nokia and Alcatel Lucent for the period are 24% and 12% respectively. Tax rates are based on revenues breakdown by geography and reflect potential activation of tax savings for Alcatel Lucent (in France and in the United States);

•	Estimates for the change in net working capital are based on Alcatel Lucent and Nokia reported trade working capital over the past three years;

•	These cash flows are discounted at the weighted average cost of capital (also called WACC thereafter) and adopting the mid-year cash flow discounting convention;

•	Deduction of the adjusted net debt (see Section 3.1.2 of the French Offer Document) as of January 1, 2015;

The terminal value is based on normative cash flows estimated as follows:

•	Perpetual growth rate of 2.8% for Nokia and 2.0% for Alcatel Lucent based on brokers long-term estimates. Higher PGR for Nokia reflects exposure to wireless business growing more strongly than fixed-line infrastructure;

•	Normative adjusted EBIT margins based on the analysts long term assumptions: 11.3% for Nokia and 8.0% for Alcatel Lucent;

•	Normative tax rate of 24% and 29% for Nokia and Alcatel Lucent respectively based on revenue breakdown by geography (for Alcatel Lucent tax rate has been adjusted assuming zero taxation in France to reflect the significant tax losses carry forward levels);

•	Long term capital expenditures representing 1.7% of sales for Nokia and 3.7% for Alcatel Lucent in line with the long-term consensus forecasts. Difference in normative year reflects capitalization of research and development expenses at Alcatel Lucent;

•	Change in net working capital is assumed constant for both companies and is in line with the reported trade working capital (excluding exceptional items) over the past 3 years; and

•	Depreciation and amortization in line with sustaining capital expenditure in normative year respectively 1.7% of sales for Nokia and 3.7% for Alcatel Lucent.

The cash flows have been discounted as of January 1, 2015, using a WACC of 8.6% for Nokia and 9.4% for Alcatel Lucent. These figures result from the average between the median WACC used by equity research analysts (respectively 8.8% and 9.9% for Nokia and Alcatel Lucent) and the result of an usual WACC computationfor both companies as described below:

•	The retained net debt-to-equity ratio (Net Financial Debt / Total Equity) has been set at zero for both companies and reflects the net cash position reported by Nokia and Alcatel Lucent as of December 31st, 2014 (in line with industry standards);

•	Beta of 1.11 for Nokia / 1.12 for Alcatel Lucent based on average beta from the retained samples of comparable companies (source: Barra Beta);

•	Cost of capital of 8.5% for Nokia / 8.8% for Alcatel Lucent result from the weighted average risk-free rates and risk premia by 2014 revenue geographic breakdown.

The Exchange Ratio represents a premium of 7.5% compared to the exchange ratio implied by this methodology (0.5114).

3.3	EXCLUDED METHODOLOGIES

3.3.1	Comparable transaction multiples

This approach consists in applying the average valuation multiples of a sample of recent transactions in a comparable sector.

This methodology usually encompasses issues in the selection of relevant transactions:

•	The price paid for a transaction may reflect a strategic interest specific to a buyer or may include a premium reflecting industrial synergies which vary from one transaction to another;

•	The methodology depends on the quality and reliability of the information available for selected transactions (depending on the status of the companies acquired—listed, private, subsidiaries of a group—and confidentiality level of the transactions);

•	The methodology assumes targets of the transactions selected in the sample are entirely comparable to the company being valued (in terms of size, positioning, geographical presence, growth prospects, profitability, etc.).

This approach has been excluded due to the lack of relevant, recent and documented comparable transactions, notably in terms of profitability, growth, strategic positioning, business model or client portfolios.

3.3.2	Net asset value approach

Net asset value has not been retained as a relevant approach in assessing the proposed Exchange Ratio: this reference, based on a historic value of assets and liabilities4, is not relevant as it does not take into account either the actual value of the intangible assets of the two companies (market shares, client relationships, brand image, know-how, etc.) or the future performance of the group.

3.3.3	Adjusted net asset value approach

The adjusted net asset value is the net asset value of the group adjusted for unrealized gains and losses identified in assets, liabilities or off balance sheet commitments.

This approach, usually used for the valuation of portfolio companies with minority financial holdings has been excluded since the assets of Nokia and Alcatel Lucent are mainly majority owned operating assets.

3.3.4	Dividend discount model approach

This methodology, which consists in valuing the equity of a company by discounting, at the company’s cost of equity capital, the projected dividends, has been excluded since it mainly relies on projected results estimates and on the payout ratio decided by company management.

As the policies related to the payment of dividends differed in the past between the two companies (note that Alcatel Lucent paid no dividend these last years), this method has been excluded.

3.4	SUMMARY OF THE ELEMENTS PROVIDED TO APPRAISE THE EXCHANGE RATIO

Criteria	Nokia implied share price (EUR)	Alcatel Lucent implied share price (EUR)	Resulting exchange ratio	Premium / (Discount) implied by the Exchange Ratio
Share price - as of April 9, 2015
Spot price as of April 9, 2015	7.18	3.65	0.5084	8.2%
1-month VWAP	7.20	3.57	0.4964	10.8%
3-month VWAP	6.99	3.30	0.4727	16.4%
6-month VWAP	6.70	2.83	0.4226	30.1%
12-month VWAP	6.36	2.76	0.4342	26.7%
12-month low - in EUR	5.14	1.88	0.3654	50.5%
12-month high - in EUR	7.35	3.72	0.5054	8.8%
Analysts’ target price - as of April 9, 2015
Analysts’ target price	7.01	3.78	0.5395	1.9%
Trading comparables - as of April 9, 2015
15E EBIT (1)	7.30	3.45	0.4725	16.4%
16E EBIT (1)	7.20	3.53	0.4900	12.2%
Discounted cash flows method (2)
Discounted cash flows	6.67	3.41	0.5114	7.5%

(1)	Adjusted EBIT before restructuring costs and goodwill amortization based on consensus forecasts
(2)	The discounted cash flow valuation relies on brokers’ consensus estimates for Nokia and Alcatel Lucent

3.5	ASSESSMENT OF THE OFFER PRICE FOR THE OCEANES

3.5.1	Key terms of the OCEANEs

The main characteristics of the OCEANEs are presented in Section 2.5 of the French Offer Document.

For any additional piece of information related to the OCEANEs, please refer to the operation notes containing the terms of the OCEANEs (in the prospectus registered to the AMF under the n°13-305 on June 26, 2013 for the 2018 OCEANE, and the n°14-254 on June 2, 2014 for the 2019 and 2020 OCEANEs, drawn up for the issuing of the OCEANEs), in addition to the company’s releases on June 26, 2013 and on June 2, 2014 fixing the final terms of the OCEANEs.

3.5.2	Offer exchange ratio by OCEANE tranche

Equivalent exchange ratios offered to bondholders are based on the Exchange Ratio and the conversion ratio adjusted (rounded to two decimals) in accordance with to the formula applicable in the case of a takeover bid as per OCEANEs terms defined in convertible bonds documentation (see Section 3.5.4 of the French Offer Document for more details on calculation of the adjusted conversion ratio):

•	0.6930 Nokia share for 1 OCEANE 2018

•	0.7040 Nokia share for 1 OCEANE 2019

•	0.7040 Nokia share for 1 OCEANE 2020

	OC 2018	OC 2019	OC 2020
Equivalent exchange ratio per Alcatel Lucent OCEANE
Initial conversion ratio	1.06	1.00	1.00
Adjusted conversion ratio (1)	1.26	1.28	1.28
Implied Exchange Conversion Ratio	0.6930	0.7040	0.7040

Notes: based on exchange ratio of 0.5500 Nokia share for one Alcatel Lucent share

(1)	Initial conversion ratio adjusted assuming an Offer opening date as of November 18, 2015

3.5.3	Early repayment value for the OCEANEs

Early repayment price is calculated according to the OCEANEs’ terms of early repayment provided for in case a change of control occurs (see Section 2.5 of the French Offer Document). This price is set at the par value plus accrued interest as of the latest anticipated early repayment date on March 1, 2016, assuming up to 30 calendar days after closing of the initial Offer for the company to publish a notification of the change of control and then additionally up to 25 to 30 business days to proceed with the early repayment.

EUR	OC 2018	OC 2019	OC 2020
Value of OCEANES in case of early repayment
At par	1.80	4.11	4.02
Accrued interest	0.01	0.00	0.00
Total	1.81	4.11	4.02

3.5.4	Takeover conversion value

Calculation of the conversion value of the OCEANEs is based on the conversion ratio (as determined in the OCEANEs termsheet): 1.06 Alcatel Lucent shares for one 2018 OCEANE and 1.00 Alcatel Lucent share for one OCEANE 2019/2020 at the expected Offer opening date on November 18 2015 (conversion ratios are rounded to two decimals, in accordance with the convertible bonds documentation). These conversion ratios are adjusted in accordance with the formula applicable in the case of a takeover bid as detailed in the OCEANEs terms (see Section 2.5.2.1 (a) of the French Offer Document). The adjusted conversion ratio is calculated as follows:

With:

•	NCER is the new conversion / exchange ratio from the Offer opening date;

•	CER is the last conversion / exchange ratio in effect before the Offer opening date: 1.06 for the 2018 OCEANE and 1.00 for the 2019 and 2020 OCEANEs;

•	Bond Issue Premium: 36.8% (OCEANE 2018), 40.2% (OCEANE 2019), 37.1% (OCEANE 2020);

•	D is the exact number of days left to run between the Offer opening date (included) and the maturity date of the OCEANEs (excluded);

•	2018 OCEANE: 1.26 = 1.06 * (1 + 36.8% * 956/1 824);

•	2019 OCEANE: 1.28 = 1.00 * (1 + 40.2% * 1 169/1 695);

•	2020 OCEANE: 1.28 = 1.00 * (1 + 37.1% * 1 534/2 060);

Applying the formula described above would lead current conversion ratios to adjusted conversion ratios of 1.26 for the OCEANE 2018, 1.28 for the OCEANE 2019 and 1.28 for the OCEANE 2020. Adjusted conversion ratios imply new conversion values of EUR 4.98 per OCEANE 2018, EUR 5.05 per OCEANE 2019 and EUR 5.05 per OCEANE 2020 (based on the Exchange Ratio of 0.5500 Nokia share for one Alcatel Lucent share and Nokia share price of EUR 7.18 as of April 9, 2015).

3.5.5	OCEANEs’ market price

Implied exchange ratios based on prices of last unaffected closing pre Offer date and on Nokia share price average over the respective periods are presented in the following table (Bloomberg as of April 9, 2015):

	Bond price (EUR)			Exchange ratio for the bonds (1)
	OC 2018	OC 2019	OC 2020	OC 2018	OC 2019	OC 2020
Spot as of April 9, 2015	3.99	4.67	4.67	0.5561	0.6503	0.6498
1m average	3.92	4.63	4.63	0.5451	0.6430	0.6427
3m average	3.72	4.51	4.49	0.5317	0.6459	0.6426
6m average	3.37	4.20	4.13	0.5033	0.6269	0.6163
12m average	3.27	NA	NA	0.5146	NA	NA
Min (12 months)	2.42	3.47	3.26	0.3944	0.5654	0.5320
Max (12 months)	4.06	4.72	4.73	0.5571	0.6475	0.6487

Note: prices based arithmetic average ask price quotes - when available - of UBS, BNP, Nomura, SocGen, Natixis, Citi, BARC, CACIB as provided by Bloomberg

(1)	Implied ratios based on Nokia reference share prices (Spot as of April 9, 2015, volume weighted average prices 1m, 3m, 6m and 12m, spot price corresponding to Alcatel bonds maximum and minimum values over the past 12 months)

The trading volume on the secondary market is very limited as it consists essentially in “OTC” (Over the Counter) transactions. Prices in the table above are communicated by Bloomberg which does not disclose any information regarding trading volumes.

3.5.6	Theoretical Value

A theoretical value for the Alcatel Lucent’s OCEANEs has been determined consideration each OCEANE’s own terms and market data at prevailing at the time of the Offer filing.

The valuations of the various OCEANEs, presented in the table below, are based on a trinomial model and on market conditions as of the reference date. Interest rates (swap rates) are those as of the market close on the reference date (April 9, 2015):

•	Alcatel Lucent Share price: spot price of April 9, 2015: EUR 3.65;

•	Credit spread:

•	OCEANE 4.25% 2018 assuming 240-265 basis point (bps) credit spread as of April 9, 2015

•	OCEANE 0.0% 2019 assuming 260-275 basis point (bps) credit spread as of April 9, 2015

•	OCEANE 0.125% 2020 assuming 270-295 basis point (bps) credit spread as of April 9, 2015

•	Repo: normative assumption of 50 basis point (bps);

•	Alcatel Lucent stock volatility: assuming 35%-37%, consistent with historical levels and implied volatility and long-term realized volatility of the Alcatel Lucent stock as of April 9, 2015.

The theoretical value method results in the following average value for each of the convertible bonds: EUR 4.00 (plus accrued interests) per 2018 OCEANE, EUR 4.59 per 2019 OCEANE and EUR 4.55 per 2020 OCEANE. These values imply exchange ratios of 0.5564, 0.6341 and 0.6295 respectively.

3.5.7	Summary of the elements provided to assess the Exchange Ratio for OCEANE tranches

	Bond price (EUR)			Exchange ratio for the bonds (1)			Premium / (discount)
	OC 2018	OC 2019	OC 2020	OC 2018	OC 2019	OC 2020	OC 2018	OC 2019	OC 2020
Share prices
Spot as of April 9, 2015	3.99	4.67	4.67	0.5561	0.6503	0.6498	24.6%	8.3%	8.3%
1m average	3.92	4.63	4.63	0.5451	0.6430	0.6427	27.1%	9.5%	9.5%
3m average	3.72	4.51	4.49	0.5317	0.6459	0.6426	30.3%	9.0%	9.6%
6m average	3.37	4.20	4.13	0.5033	0.6269	0.6163	37.7%	12.3%	14.2%
12m average	3.27	NA	NA	0.5146	NA	NA	34.7%	NA	NA
Min (12 months)	2.42	3.47	3.26	0.3944	0.5654	0.5320	75.7%	24.5%	32.3%
Max (12 months)	4.06	4.72	4.73	0.5571	0.6475	0.6487	24.4%	8.7%	8.5%
Theoretical value
Value with Nokia share price of EUR 7.18 (as of April 9, 2015)	4.00	4.59	4.55	0.5564	0.6341	0.6295	24.6%	11.0%	11.8%
Takeover conversion value
Value in the case of the Public Offering	4.98	5.05	5.05	0.6930	0.7040	0.7040	—	—	—
Early repayment value (@ par value)
In the case of a Change of Control	1.81	4.11	4.02	0.2524	0.5724	0.5599	174.5%	21.1%	23.8%

(1)	Implied ratios based on Nokia reference share prices (Spot as of April 9, 2015, volume weighted average prices 1m, 3m, 6m and 12m, spot price corresponding to Alcatel bonds maximum and minimum values over the past 12 months) Impled ratios for theoretical value, takeover conversion value and early repayment value are based on Nokia share price as of April 9, 2015